Exhibit 99.3

THE ATTACHED COLLATERAL TRUST AND AGENCY AGREEMENT(THE “CTA”) IS IN SUBSTANTIALLY FINAL FORM. A FINAL VERSION OF THE ATTACHED WILL BE FILED ON SEDAR ON THE EFFECTIVE DATE (AS SUCH TERM IS DEFINED IN THE MANAGEMENT INFORMATION CIRCULAR OF POSTMEDIA NETWORK CANADA CORP. AND POSTMEDIA NETWORK INC. DATED AUGUST 5, 2016 (THE “CIRCULAR”)).

AS INDICATED IN OUR PRESS RELEASE ISSUED ON SEPTEMBER 1, 2016, WE HAVE MADE THE FOLLOWING CHANGES TO THE CTA FROM THE DESCRIPTION OF THE DOCUMENT IN THE CIRCULAR:

•

THE THRESHOLD FOR ENFORCEMENT IN DEFINITION OF “ACT OF INSTRUCTING SECURED PARTIES” HAS BEEN LOWERED FROM AT LEAST 66 2/3% OF THE AGGREGATE EXPOSURE OF THE RELEVANT SECURED PARTIES TO AT LEAST A MAJORITY OF THE AGGREGATE EXPOSURE OF THE RELEVANT SECURED PARTIES; AND

•

THE DEFINITION OF “EXPOSURE” HAS BEEN REVISED TO PERMIT ANY SECURED OBLIGATIONS HELD BY AN AFFILIATE OF AN OBLIGOR (OTHER THAN ANOTHER OBLIGOR) TO BE COUNTED TOWARDS CALCULATING THE EXPOSURE AND NOT BE EXCLUDED.

POSTMEDIA NETWORK INC.

as Issuer

- and -

POSTMEDIA NETWORK CANADA CORP.

as an Initial Guarantor

- and -

THE OTHER INITIAL GUARANTORS NAMED ON THE SIGNATURE PAGES HERETO

as Initial Guarantors

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

as trustee under the First Lien Note Indenture

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

as trustee under the Second Lien Note Indenture

- and -

EACH OTHER SECURED DEBT REPRESENTATIVE

party hereto from time to time

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

as Collateral Agent

COLLATERAL TRUST AND AGENCY AGREEMENT

September ●, 2016

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS; PRINCIPLES OF CONSTRUCTION		2
1.1	Defined Terms	2
1.2	Rules of Interpretation	18

ARTICLE 2 COLLATERAL; PRIORITIES; ENFORCEMENT		19
2.1	Appointment of Collateral Agent; Security	19
2.2	Priority of Liens	21
2.3	Enforcement on ABL Collateral	22
2.4	Enforcement on Notes Collateral	25
2.5	Special Rights in Insolvency Proceedings	29
2.6	Collateral Shared Equally and Rateably within Class	29

ARTICLE 3 OBLIGATIONS AND POWERS OF COLLATERAL AGENT		29
3.1	Undertaking of the Collateral Agent	29
3.2	Release or Subordination of Liens	31
3.3	Remedies Upon Actionable Default	31
3.4	Application of Proceeds	31
3.5	Powers of the Collateral Agent	34
3.6	Documents and Communications	34
3.7	For Sole and Exclusive Benefit of Holders of Secured Obligations	34
3.8	Additional Secured Obligations	35
3.9	Anti-Money Laundering and Anti-Terrorist Legislation	36

ARTICLE 4 RELEASE OF COLLATERAL; COLLATERAL ACCOUNT		36
4.1	Release of Collateral	36
4.2	Collateral Account	37
4.3	Release from Collateral Account	38
4.4	Delivery of Copies to Secured Debt Representatives	39
4.5	Collateral Agent not Required to Serve, File or Record	39

ARTICLE 5 IMMUNITIES OF THE COLLATERAL AGENT		39
5.1	No Implied Duty	39
5.2	Limitation of Liability	39
5.3	Appointment of Agents and Advisors	40
5.4	Co-Collateral Agents	40
5.5	Other Agreements	42
5.6	Limitation of Liability	42
5.7	Documents in Satisfactory Form	42
5.8	Entitled to Rely	42
5.9	Actionable Default	43
5.10	Actions by Collateral Agent	43
5.11	Instructions to Collateral Agent	43
5.12	Security or Indemnity in Favour of the Collateral Agent	45
5.13	Rights of the Collateral Agent	45
5.14	Limitations on Duty of Collateral Agent in Respect of Collateral	46
5.15	Assumption of Rights, Not Assumption of Duties	46

(i)

5.16	No Liability for Clean Up of Hazardous Materials	47

ARTICLE 6 RESIGNATION AND REMOVAL OF THE COLLATERAL AGENT		47
6.1	Resignation or Removal of Collateral Agent	47
6.2	Appointment of Successor Collateral Agent	47
6.3	Succession	48
6.4	Merger, Conversion or Consolidation of Collateral Agent	48

ARTICLE 7 REPRESENTATIONS AND WARRANTIES		49
7.1	Representations and Warranties of the Obligors	49
7.2	Survival of Representations and Warranties	49
7.3	Concerning the Secured Debt Representatives and Collateral Agent	49

ARTICLE 8 AFFIRMATIVE COVENANTS OF OBLIGORS		50
8.1	Additional Obligors	50
8.2	Additional Collateral	50
8.3	Information Regarding Collateral	51
8.4	Registrations	51
8.5	Maintenance of Collateral	52
8.6	Insurance	52

ARTICLE 9 MISCELLANEOUS PROVISIONS		53
9.1	Amendment	53
9.2	Provision of Information: Meetings	55
9.3	Further Assurances	56
9.4	Perfection of ABL Liens and Second Liens	57
9.5	Successors and Assigns	57
9.6	Delay and Waiver	58
9.7	Notices	58
9.8	Entire Agreement	59
9.9	Compensation; Expenses	59
9.10	Indemnity	60
9.11	Severability	61
9.12	Headings	61
9.13	Obligations Secured	61
9.14	Governing Law	61
9.15	Consent to Jurisdiction	61
9.16	Waiver of Jury Trial	62
9.17	Effectiveness	62
9.18	Insolvency	62
9.19	Continuing Nature	62
9.20	Rights and Immunities of Secured Debt Representatives	63
9.21	Counterparts; Electronic Transmission	64
9.22	Privacy Consent	64
9.23	Third Party	64
9.24	Force Majeure	64

(ii)

Exhibit A Form of Collateral Trust Accession – Additional Obligor

Exhibit B Form of Collateral Trust Accession – Additional Secured Obligations

(iii)

COLLATERAL TRUST AND AGENCY AGREEMENT

THIS COLLATERAL TRUST AND AGENCY AGREEMENT (this “Agreement”) is made effective as of the ● day of September, 2016,

AMONG:

POSTMEDIA NETWORK INC. as Issuer

- and -

POSTMEDIA NETWORK CANADA CORP., as an Initial Guarantor

- and -

THE OTHER INITIAL GUARANTORS party hereto, as Initial Guarantors

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee under the First Lien Note Indenture

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee under the Second Lien Note Indenture

- and –

EACH OTHER SECURED DEBT REPRESENTATIVE party hereto from time to time

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent

RECITALS:

A.

Postmedia Network Inc. (the “Issuer”) intends to amend and restate its existing 8.25% senior secured notes due 2017 pursuant to an amended and restated indenture dated as of the date hereof (the “First Lien Note Indenture”) among the Issuer, Postmedia Network Canada Corp. (“PNCC”), as a guarantor, each of the other guarantors named therein, Computershare Trust Company of Canada, as trustee (in such capacity and together with its successors in such capacity, the “First Lien Notes Trustee”) and the Collateral Agent.

B.

The Issuer intends to issue 10.25% senior secured second lien notes due 2023 pursuant to an indenture dated as of the date hereof (the “Second Lien Note Indenture”) among the Issuer, PNCC, as a guarantor, each of the other guarantors named therein, Computershare

Trust Company of Canada, as trustee (in such capacity and together with its successors in such capacity, the “Second Lien Notes Trustee”) and the Collateral Agent.

C.

The Issuer and the Guarantors intend to secure the Secured Obligations owing to present and future Secured Parties (including, without limitation, the holders of the First Lien Notes and the Second Lien Notes) with Liens in all present and future Collateral to the extent that such Liens have been provided for in the applicable Collateral Documents in accordance with the priorities and other terms and conditions set out herein.

D.

This Agreement sets forth the terms on which (i) the First Lien Notes Trustee as a Priority Indebtedness Representative on behalf of itself and the holders of the First Lien Notes and the Second Lien Notes Trustee as a Second Lien Representative on behalf of itself and the holders of the Second Lien Notes have appointed the Collateral Agent and (ii) each future ABL Agent, on behalf of itself and the other ABL Secured Parties represented by it, each future Priority Indebtedness Representative, on behalf of itself and the other Priority Indebtedness Secured Parties represented by it, and each future Second Lien Representative, on behalf of itself and the other Second Lien Secured Parties represented by it, will appoint the Collateral Agent to act as the agent and trustee for the present and future holders of the Secured Obligations to receive, hold, maintain, administer and distribute the Collateral at any time delivered to the Collateral Agent or the subject of the Collateral Documents, and to enforce the Collateral Documents and all interests, rights, powers and remedies of the Collateral Agent with respect thereto or thereunder and the proceeds thereof.

E.	The foregoing recitals are made by the Obligors and not the Collateral Agent.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS; PRINCIPLES OF CONSTRUCTION

1.1	Defined Terms.

The following terms will have the following meanings:

“1576626” means 1576626 Ontario Inc.

“7731558” means 7731558 Canada Inc.

“ABL Agent” means the agent under any ABL Facility.

“ABL Collateral” means (i) accounts; (ii) inventory; (iii) deposit accounts; (iv) money; (v) securities accounts; (vi) Cash Equivalents; (vii) chattel paper, documents of title, intangibles (other than intellectual property), instruments and commercial tort claims to the extent (and only to the extent) relating to the foregoing; (viii) supporting obligations (including letter of credit rights) to the extent (and only to the extent) relating to the foregoing; (ix) books and records relating to the foregoing; (x) guarantees, collateral security, insurance policies and insurance claims, claims for expropriation and condemnation or similar awards, in each case with respect to property otherwise constituting ABL Collateral and (xi) proceeds of ABL Collateral that would otherwise constitute Notes Collateral arising following the bankruptcy or insolvency of the Issuer or any other Obligor or the exercise of certain remedies under any ABL Facility; provided that the ABL Collateral will not include any other Collateral including, for greater certainty, (1) accounts constituting proceeds of the sale of Notes Collateral and insurance policies and insurance claims, claims for expropriation and condemnation or similar awards, in each case with respect to Notes Collateral, (2) certain Collateral Accounts established for the purpose of holding proceeds of Notes Collateral (3) cash and Cash Equivalents constituting proceeds of Notes Collateral or of the investment thereof held in a Collateral Account (or, under certain circumstances, pending deposit into such Collateral Account) and (4) proceeds of Notes Collateral that would otherwise constitute ABL Collateral arising following the bankruptcy or insolvency of the Issuer or any other Obligor or the exercise of certain remedies under any ABL Facility or any other Secured Debt Document; provided that the concept of “ABL Collateral” shall only apply to the extent that an ABL Facility that is permitted by the Secured Debt Documents is in place.

“ABL Facility” means either (i) an asset-based revolving and/or term loan facility whereby the available commitments under the facility are calculated with reference to an accounts receivable and/or inventory borrowing base calculation or (ii) a working capital facility pursuant to any loan agreement, credit facility or other similar debt instrument which is provided by a bank or other financial institution or group of banks or other financial institutions, in each case for the purposes of funding general corporate requirements of the Issuer and/or the other Obligors; and in each case is designated as an “ABL Facility” in a Collateral Trust Accession.

“ABL Facility Documents” means this Agreement and any credit agreement or similar document establishing any ABL Facility, the Collateral Documents, and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with any ABL Facility and all guarantees of the foregoing.

“ABL Lenders” means each of the financial institutions party to an ABL Facility as lenders from time to time, their successors and permitted assigns and each other Person who may become a party from time to time to an ABL Facility as a lender which in each case has not ceased to be a lender under such ABL Facility.

“ABL Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Issuer or any other Obligor to secure ABL Obligations, provided that an “ABL Lien” shall be deemed not to exist unless an ABL Facility that is permitted by the Secured Debt Documents is in place.

“ABL Obligations” means Indebtedness outstanding under any ABL Facility, and all other Obligations (not constituting Indebtedness) of the Issuer or any Guarantor under any ABL Facility.

“ABL Secured Parties” means the ABL Agent and the ABL Lenders from time to time under any ABL Facility.

“Act of Instructing Secured Parties” means:

(a)

with respect to (i) any Enforcement Proceeding in respect of the ABL Collateral at any time following the incurrence of ABL Obligations until the earlier of (A) the Discharge of ABL Obligations and (B) the expiry of the Initial Standstill Period; and (ii) any Enforcement Proceeding in respect of all Collateral at any time following (A) the incurrence of ABL Obligations and (B) the earlier of (1) both the Discharge of Priority Indebtedness Obligations and the Discharge of Second Lien Obligations and (2) the expiry of the Secondary Standstill Period with respect to the Notes Collateral, a direction in writing delivered to the Collateral Agent by or with the written consent of ABL Lenders who hold at least a majority of the aggregate Exposure of all ABL Lenders under any ABL Facility;

(b)

with respect to (i) any Enforcement Proceeding in respect of the Notes Collateral at any time prior to the earlier of (A) the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) the expiry of the Initial Standstill Period; and (ii) any Enforcement Proceeding in respect of all Collateral at any time (A) prior to the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) either (1) prior to the incurrence of ABL Obligations or (2) following the earlier of (x) the Discharge of ABL Obligations and (y) the expiry of the Initial Standstill Period with respect to the ABL Collateral, in each case a direction in writing delivered to the Collateral Agent by or with the written consent of holders of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Services Obligations) who hold at least a majority of the aggregate Exposure of all holders of Priority Indebtedness (other than Secured Swap Obligations and Banking Service Obligations); and

(c)

with respect to (i) any Enforcement Proceeding in respect of the Notes Collateral at any time following the earlier of (A) the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) the expiry of the Initial Standstill Period; (ii) any Enforcement Proceeding in respect of all Collateral at any time (A) following the Discharge of Priority Indebtedness Obligations and (B) either (1) prior to the incurrence of ABL Obligations or (2) following the earlier of (x) the Discharge of ABL Obligations or (y) the expiry of the Initial Standstill Period with respect to the ABL Collateral; and (iii) any Enforcement Proceeding in respect of all Collateral at any time (A) following the incurrence and prior to the Discharge of ABL Obligations and (B) prior to the Discharge of Priority Indebtedness Obligations, upon the expiry of the Secondary Standstill Period; in each case a direction in writing delivered to the Collateral Agent by or with the written consent of holders of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations) who hold at least a majority of the aggregate Exposure of all holders of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations).

“Actionable Default” means any event or condition which, under the terms of any Secured Debt Document governing any Series of Secured Debt causes, or permits holders of such Series of Secured Debt (with or without the giving of notice or lapse of time, or both) to cause, the Secured Obligations outstanding thereunder to become immediately due and payable.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to (i) vote 10% or more of the votes entitled to be cast by all securities having ordinary voting power for the election of directors (or persons performing similar functions) or (ii) direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Banking Services” means any services designated as “banking services”, “cash management services” or similar designations between a Banking Services Provider, on the one hand, and the Issuer or any other Obligor on the other hand, including services in respect of: (i) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (ii) stored value cards and (iii) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) or any similar transactions.

“Banking Services Documents” means this Agreement and each agreement entered in respect of the Banking Services Obligations and all other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Banking Services Obligations and all guarantees of the foregoing.

“Banking Services Obligations” means any and all obligations of the Issuer or any other Obligor whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Banking Services and that are intended to be secured under the Collateral Documents.

“Banking Services Provider” means any Person that provides Banking Services to the Issuer or any other Obligor from time to time.

“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banking institutions in New York, New York or Toronto, Canada are authorized or required by law to close.

“Capital Stock” of any Person means (1) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any common or preferred equity of such Person, and (2) with respect to any Person that is not a corporation, any and all partnership, limited liability company, membership or other equity interests of such Person, but in each case excluding any debt securities convertible into any of the foregoing.

“Cash Equivalents” means:

(a)	US dollars or Canadian dollars;

(b)

securities issued or directly and fully guaranteed or insured by the United States Government or Canada or any agency or instrumentality of the United States of America or Canada (provided that the full faith and credit of the United States of America or Canada, as applicable, is pledged in support thereof);

(c)

marketable general obligations issued by any state of the United States of America or any province or territory of Canada or any political subdivision thereof or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from S&P, “A2” or better from Moody’s or “A” or better from DBRS;

(d)

certificates of deposit, demand deposits, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank or Canadian chartered bank (x) the long-term debt of which is rated at the time of acquisition thereof at least “A” (or the equivalent thereof) by S&P, “A2” (or the equivalent thereof) by Moody’s or “A” by DBRS or (y) the short term commercial paper of such commercial bank or its parent company or Canadian chartered bank is rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or “P-1” (or the equivalent thereof) by Moody’s or R-1 (middle) by DBRS, and having combined capital and surplus in excess of $1,000,000,000;

(e)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (b), (c) and (d) above, entered into with any bank meeting the qualifications specified in clause (d) above;

(f)

commercial paper rated at the time of acquisition thereof at least “A-1” (or the equivalent thereof) by S&P or “P-1” (or the equivalent thereof) by Moody’s or R-1 (middle) by DBRS, or carrying an equivalent rating by a nationally recognized statistical rating organization, if any of such rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(g)

instruments equivalent to those referred to in clauses (a) through (f) above denominated in euros or any foreign currency comparable in credit quality and tenor to those referred to in such clauses and customarily used by corporations for cash management purposes in any jurisdiction outside the United States or Canada to the extent reasonably required in connection with any business conducted by any Obligor or their respective subsidiaries organized in such jurisdiction;

(h)

interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (a) through (g) above (but excluding for purposes of this clause (h), money market funds that invest primarily in auction rate securities); and

(i)

money market funds that (i) comply with the criteria set forth in Rule 2a-7 of the Investment Company Act of 1940, as amended, (ii) are rated at the time of acquisition thereof “AAA” by S&P or “Aaa” by Moody’s or “AAA” by DBRS and (iii) have portfolio assets of at least US$5.0 billion.

“CBCA” means the Canada Business Corporations Act.

“Class” means (a) the ABL Obligations, (b) in the case of Priority Indebtedness, every Series of Priority Indebtedness, taken together and (c) in the case of Second Lien Debt, every Series of Second Lien Debt, taken together.

“Collateral” means all of the property, assets and undertaking of the Issuer and the other Obligors charged from time to time under the Collateral Documents as security for the Secured Obligations, and shall include the ABL Collateral and the Notes Collateral.

“Collateral Account” means, collectively, any segregated accounts under the control of the Collateral Agent into which amounts are to be deposited in accordance with, and to the extent required by, the Secured Debt Documents, which segregated accounts are free from all Liens other than Liens in favour of the Collateral Agent securing the Secured Obligations.

“Collateral Agent” means Computershare Trust Company and its successors appointed in accordance herewith from time to time as the Collateral Agent and in whose name Liens in the Collateral will be granted for the benefit of the Secured Parties under and pursuant to this Agreement and the Collateral Documents, and including any Affiliate of the Collateral Agent which carries on business in a jurisdiction outside of Canada where the Collateral is located for the purpose of holding the Liens in the Collateral on behalf of the Secured Parties.

“Collateral Documents” means mortgages, deeds of trust, deeds to secure debt, security agreements, pledge agreements, assignments, hypothecs, agency agreements, blocked account agreements, control agreements, collateral access agreements, and any other instruments and documents executed and delivered in connection with any of the foregoing pursuant to which Collateral is, or is purported to be, pledged, assigned, granted or otherwise dealt with, to, on behalf of, or in favour of, the Collateral Agent for the benefit of the Secured Parties.

“Collateral Trust Accession” means an agreement substantially in the form of Exhibit A (in the case of additional Obligors) and Exhibit B (in the case of additional Secured Parties).

“DBRS” means DBRS Ltd. and any successor thereto.

“Discharge of ABL Obligations” means the occurrence of all of the following:

(a)	termination of all commitments to extend credit that would constitute ABL Obligations;

(b)	payment in full in cash of the principal of and interest, fees and premium (if any) on all ABL Obligations (other than any undrawn letters of credit);

(c)	discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting ABL Obligations; and

(d)

payment in full in cash of all other ABL Obligations that are outstanding and unpaid at the time the ABL Obligations is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Discharge of Priority Indebtedness Obligations” means the occurrence of all of the following:

(a)	if applicable, termination of all commitments to extend credit that would constitute Priority Indebtedness Obligations;

(b)	payment in full in cash of the principal of and interest, fees and premium (if any) on all Priority Indebtedness Obligations (other than any undrawn letters of credit (if any));

(c)	discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Priority Indebtedness Obligations (if any); and

(d)

payment in full in cash of all other Priority Indebtedness Obligations that are outstanding and unpaid at the time the Priority Indebtedness Obligations is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Discharge of Second Lien Obligations” means the occurrence of all of the following:

(a)	if applicable, termination of all commitments to extend credit that would constitute Second Lien Obligations;

(b)	payment in full in cash of the principal of and interest, fees and premium (if any) on all Second Lien Obligations (other than any undrawn letters of credit (if any));

(c)	discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Second Lien Obligations (if any); and

(d)

payment in full in cash of all other Second Lien Obligations that are outstanding and unpaid at the time the Second Lien Obligations is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“equally and rateably” means, in reference to sharing of Liens or proceeds thereof as between Secured Parties of the same Class, that such Liens or proceeds:

(a)

will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, rateably in proportion to the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter

(b)

will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on, all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Obligations within that Class, for the account of the holders of any remaining Secured Obligations within that Class, rateably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Agent) prior to the date such distribution is made.

“Enforcement Proceeding” means at any time after delivery of a Notice of Actionable Default any enforcement, sale, collection, realization (including judicial or non-judicial sale or foreclosure or any Insolvency Proceeding) or similar proceeding with respect to any Collateral but, for greater certainty, does not include any Permitted Debt Restructuring.

“Exposure” means, with respect to a particular Secured Party at a particular time, the amount of the Secured Obligations of the Obligors owing to such Secured Party at such time determined by the applicable Secured Debt Representative, which shall be calculated as follows:

(a)

with respect to any ABL Facility and any Series of Secured Debt governed by a similar instrument, (a) if the Issuer or the relevant Guarantor can satisfy all conditions to borrowing at such time under any ABL Facility or such other Series of Secured Debt, without waiver or other action from any Secured Party party thereto, all committed undrawn amounts under such agreement shall be included in the calculation of such Exposure (excluding the commitments of any defaulting lender or of any lender that has indicated in writing to the Issuer or the relevant Guarantor an unwillingness to fund or advance amounts thereunder), otherwise only drawn and outstanding amounts shall be included in the calculation of such Exposure; and (b) the face amount of all bankers’ acceptances (and like instruments), letters of guarantee and issued but undrawn letters of credit shall be included in calculating the Exposure under any ABL Facility or such other Series of Secured Debt;

(b)

with respect to the First Lien Indenture, the Second Lien Indenture and any Series of Secured Debt governed by a similar instrument, all outstanding principal, make-whole amounts and other premiums (if any) plus any accrued interest thereunder shall be included in calculating the Exposure of the applicable Secured Parties;

(c)	with respect to any Secured Swap Obligations, (i) prior to the delivery of a Notice of Actionable Default to the Collateral Agent, the Exposure under any Secured

Swap Document shall be deemed to be nil for voting purposes and the Secured Swap Counterparty shall no have no voting rights; and (ii) after the delivery of a Notice of Actionable Default to the Collateral Agent, all amounts due on early termination of such Secured Swap Document shall be included in calculating such Exposure under such Secured Swap Document if any event has occurred that causes such Secured Swap Document to terminate prior to its maturity date (a “Termination Event”) but, for greater certainty, prior to a Termination Event no “mark to market” amount shall be included in such calculation;

(d)

with respect to any Banking Services Obligations, (i) prior to the delivery of a Notice of Actionable Default to the Collateral Agent, the Exposure under any Secured Debt Documents governing such Banking Services Obligations shall be deemed to be nil for voting purposes and the Banking Services Provider shall have no voting rights; and (ii) after the delivery of a Notice of Actionable Default to the Collateral Agent, all Banking Services Obligations shall be included in calculating such Exposure; and

(e)

where the Secured Party is the Issuer or any other Obligor, the Exposure attributable to such Secured Party shall be deemed to be nil and such Secured Party shall have no voting rights hereunder, provided that, for greater certainty, any Secured Obligations held by an Affiliate of an Obligor (other than another Obligor) may be counted towards calculating the Exposure above and shall not be excluded.

“First Lien Note Documents” means this Agreement, the First Lien Note Indenture, the First Lien Notes, the Collateral Documents and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the First Lien Note Indenture and all guarantees of the foregoing.

“First Lien Note Indenture” has the meaning ascribed thereto in Recital A.

“First Lien Notes” means the amended and restated 8.25% Senior Secured Notes due 2021 issued under the First Lien Note Indenture from time to time.

“First Lien Notes Trustee” has the meaning ascribed thereto in Recital A.

“Guarantor” means PNCC, each of the other Initial Guarantors and any other Person that provides a guarantee in accordance with the Secured Debt Documents, provided that upon the release and discharge of any such party from its guarantee in accordance with the applicable Secured Debt Documents, such Person shall cease to be a Guarantor hereunder.

“Indebtedness” means any “Indebtedness (or “Debt” or other comparable term having a similar meaning) as defined in any Secured Debt Document.

“Indemnified Liabilities” means any and all liabilities (including all environmental liabilities), obligations, losses, damages, penalties, actions, judgments, suits, costs, taxes, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, performance, administration or enforcement of this Agreement or any of the Collateral

Documents, including any of the foregoing relating to the use of proceeds of any Secured Debt or the violation of, non-compliance with or liability under, any law (including environmental laws) applicable to or enforceable against the Issuer or any other Obligor or any of the Collateral and all reasonable and documented costs and expenses (including reasonable and documented fees and expenses of expert consultants and legal counsel selected by the Indemnitee (on a solicitor and his own client full indemnity basis)) incurred by any Indemnitee in connection with the execution, delivery, performance, administration or enforcement of this Agreement and any claim, action, investigation or proceeding in any respect relating to any of the foregoing, whether or not suit is brought.

“Indemnitee” has the meaning set forth in Section 9.10(a).

“Initial Guarantors” means PNCC, 1576626 and 7731558.

“Initial Standstill Period” means a period of 180 days following the delivery by the Collateral Agent to each Secured Debt Representative of a Notice of Actionable Default, provided that, if an Act of Instructing Secured Parties to commence an Enforcement Proceeding has been delivered to the Collateral Agent prior to the expiry of such 180 day period in accordance with Sections 2.3, 2.4 and 3.3, the Initial Standstill Period shall continue for the duration of such Enforcement Proceeding, provided that (i) such Enforcement Proceeding is being diligently pursued by the applicable Secured Parties (or the Collateral Agent at their direction) with respect to all or a material portion of the applicable Collateral or (ii) the Collateral Agent (at the direction of the applicable Secured Parties) is diligently attempting to vacate any stay on the enforcement of its Liens.

“Insolvency Proceeding” means:

(a)

any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Issuer or any other Obligor, any bankruptcy, insolvency, plan of arrangement, receivership or assignment for the benefit of creditors relating to the Issuer or any other Obligor or any similar case or proceeding relative to the Issuer or any other Obligor, including any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled “Bankruptcy” or any comparable law, or any successor bankruptcy law, in each case whether or not voluntary;

(b)

any compromise, arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Issuer or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)

any other proceeding of any type or nature in which substantially all claims of creditors of the Issuer or any other Obligor are determined and any payment or distribution is or may be made on account of such claims.

Notwithstanding the foregoing, an Insolvency Proceeding shall not include a Permitted Debt Restructuring.

“Lien” means any mortgage, debenture, pledge, charge, assignment by way of security, hypothecation, security interest or other lien or charge (whether fixed, floating or otherwise), title retention, any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or any other arrangement, trust or agreement having the effect of security for the payment of any debt, liability or obligation to any creditor.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Notes Collateral” means (i) at any time that there is no ABL Facility in place, all Collateral and (ii) at any time that there is an ABL Facility in place, all Collateral other than ABL Collateral.

“Notice of Actionable Default” means a written notice given by a Secured Debt Representative to the Collateral Agent stating that an Actionable Default has occurred and is continuing under its Series of Secured Debt.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable provincial, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Obligor” means the Issuer, the Guarantors and each other Person (if any) that at any time provides collateral security for any Secured Obligations.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer or, in the event that a Person is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of such Person. Officer of any other Obligor has a correlative meaning.

“Officers’ Certificate” when used with respect to the Issuer or any other Obligor, means a certificate signed by two Officers of the Issuer or such other Obligor, as applicable, or by an Officer of the Issuer or such other Obligor, as applicable, and either an Assistant Treasurer or an Assistant Secretary of the Issuer or such other Obligor, as applicable.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Collateral Agent. The counsel may be an employee of or counsel to the Issuer or another Obligor.

“Parties” means the parties to this Agreement, and “Party” means any one of them.

“Permitted Debt Restructuring” means the conversion of all or any portion of the Secured Obligations into common shares of, or other Capital Stock of PNCC or the Issuer pursuant to Section 192 of the CBCA (or substantially similar successor provision in the CBCA) or a negotiated transaction outside of court (including without limitation under the amendment provisions of the relevant Secured Debt Documents), and which may include the non-payment of interest or other amounts owing under such Secured Obligations as part of such process, provided that such restructuring does not suspend or otherwise interfere with the making or receipt of any payments due from the Issuer or any Obligor to any other Secured Parties or otherwise impair, limit, suspend or stay any of the rights and remedies of the other Secured Parties under their respective Secured Debt Documents or the Collateral Documents.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“PPSA” means the Personal Property Security Act (Ontario).

“Priority Indebtedness” means:

(a)	Indebtedness under the First Lien Notes issued on the date hereof and the guarantees in respect thereof; and

(b)

any other Indebtedness that (x) is permitted to be incurred under each of the Secured Debt Documents and (y) has (or would have had) the same ranking as the First Lien Notes secured by a Priority Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document (including Banking Services and Secured Swap Obligations designated as “Priority Indebtedness” pursuant to a Collateral Trust Accession); provided, in the case of any Indebtedness referred to in this clause (b), that:

(i)

on or before the date on which such Indebtedness is incurred by the Issuer or one of its Subsidiaries, such Indebtedness is designated by the Issuer, in an Officers’ Certificate delivered to the Collateral Agent, as “Priority Indebtedness” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as more than one of ABL Obligations, Second Lien Debt and Priority Indebtedness; and

(ii)

all requirements set forth in this Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (ii) will be conclusively established for purposes of entitling the holders of such indebtedness to share equally and rateably with other holders of Priority Indebtedness in the benefits and proceeds of the Collateral Agent’s Liens on the Collateral if the Issuer delivers to the Collateral Agent an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Indebtedness”).

“Priority Indebtedness Documents” means collectively, the First Lien Note Documents and the credit agreements, indentures or other agreements pursuant to which any other Priority Indebtedness is incurred (and not prohibited to be incurred under each applicable Secured Debt Document) and all other agreements governing or securing any Priority Indebtedness Obligations (and not prohibited to be incurred under each applicable Secured Debt Document).

“Priority Indebtedness Obligations” means the Priority Indebtedness and all other Obligations (not constituting Indebtedness) in respect thereof and under the Priority Indebtedness Documents.

“Priority Indebtedness Representative” means:

(a)	in the case of the First Lien Notes, the First Lien Notes Trustee;

(a)	in the case of any Banking Services Provider, such Banking Services Provider;

(b)	in the case of any Secured Swap Counterparty, such Secured Swap Counterparty;

(c)

in the case of each other group of Priority Indebtedness Secured Parties who derive their Priority Indebtedness Obligations pursuant to the same Priority Indebtedness Documents, the Priority Indebtedness Secured Party who is identified in a Collateral Trust Accession or thereafter who has most recently represented itself to the Collateral Agent as having been appointed to act as the representative of such group of Priority Indebtedness Secured Parties; and

(d)

any other Priority Indebtedness Secured Party that is acting alone and does not derive its Priority Indebtedness Obligations pursuant to the same Priority Indebtedness Documents as a group of Priority Indebtedness Secured Parties, itself; and

(e)	the respective successors and assigns of each of the foregoing.

“Priority Indebtedness Secured Parties” means the holders of Priority Indebtedness Obligations and any Priority Indebtedness Representatives.

“Priority Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Issuer or any other Obligor to secure Priority Indebtedness Obligations.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any Enforcement Proceeding in respect of an Obligor, in each case received by any Obligor, the Collateral Agent or any Secured Party (other than any dissolution or winding-up permitted under the Secured Debt Documents). For greater certainty, any proceeds from any sale or disposition of Collateral or any insurance proceeds from a recovery event received other than pursuant to an Enforcement Proceeding shall not constitute Proceeds of Realization and such proceeds shall be applied in accordance with the requirements of the Secured Debt Documents, including any mandatory prepayments or redemptions required to be made pursuant to the Secured Debt Documents.

“Requisite Secured Parties” means:

(a)

at any time (i) following the incurrence of and prior to the Discharge of ABL Obligations and (ii) prior to the Discharge of Priority Indebtedness Obligations, both (A) ABL Lenders who hold at least 66 2/3% of the aggregate Exposure of all ABL Lenders under any ABL Facility and (B) holders of Priority Indebtedness Obligations who hold at least 66 2/3% of the aggregate Exposure of all holders of Priority Indebtedness;

(b)

at any time (i) prior to the incurrence of ABL Obligations or following the Discharge of ABL Obligations and (ii) prior to the Discharge of Priority Indebtedness Obligations, holders of Priority Indebtedness Obligations who hold at least 66 2/3% of the aggregate Exposure of all holders of Priority Indebtedness;

(c)

at any time (i) following the incurrence of and prior to the Discharge of ABL Obligations and (ii) following the Discharge of Priority Indebtedness Obligations, both (A) ABL Lenders who hold at least 66 2/3% of the aggregate Exposure of all ABL Lenders under any ABL Facility and (B) holders of Second Lien Obligations who hold at least 66 2/3% of the aggregate Exposure of all holders of Second Lien Obligations; and

(d)

at any time (i) prior to the incurrence of or following the Discharge of ABL Obligations and (ii) following the Discharge of Priority Indebtedness Obligations, holders of Second Lien Obligations who hold at least 66 2/3% of the aggregate Exposure of all holders of Second Lien Obligations.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Secondary Standstill Period” means a period of 180 days following the expiry of the Initial Standstill Period, provided that, if an Act of Instructing Secured Parties to commence an Enforcement Proceeding has been delivered to the Collateral Agent prior to the expiry of such 180 day period in accordance with Sections 2.3, 2.4 and 3.3, the Secondary Standstill Period shall continue for the duration of such Enforcement Proceeding, provided that (i) such Enforcement Proceeding is being diligently pursued by the applicable Secured Parties (or the Collateral Agent at their direction) with respect to all or a material portion of the applicable Collateral or (ii) the Collateral Agent (at the direction of the applicable Secured Parties) is diligently attempting to vacate any stay on the enforcement of its Liens.

“Second Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Issuer or any other Obligor to secure Second Lien Obligations.

“Second Lien Debt” means:

(a)	Indebtedness under the Second Lien Notes issued on the date hereof and the guarantees in respect thereof; and

(b)

any other Indebtedness that (x) is permitted to be incurred under each of the Secured Debt Documents and (y) has (or would have had) the same ranking as the Second Lien Notes secured by a Second Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document (including Banking Services and Secured Swap Obligations designated as “Second Lien Debt” pursuant to a Collateral Trust Accession); provided, in the case of any Indebtedness referred to in this clause (b), that:

(i)

on or before the date on which such Indebtedness is incurred by the Issuer or one of its Subsidiaries, such Indebtedness is designated by the Issuer, in an Officers’ Certificate delivered to the Collateral Agent, as “Second Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as more than one of ABL Obligations, Second Lien Debt and Priority Indebtedness;

(ii)

all requirements set forth in this Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (ii) will be conclusively established for purposes of entitling the holders of such indebtedness to share equally and rateably with other holders of Second Lien Debt in the benefits and proceeds of the Collateral Agent’s Liens on the Collateral if the Issuer delivers to the Collateral Agent an Officers’ Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Second Lien Debt”).

“Second Lien Debt Representative” means:

(a)	in the case of the Second Lien Notes, the Second Lien Notes Trustee;

(b)	in the case of any Banking Services Provider, such Banking Services Provider;

(c)	in the case of any Secured Swap Counterparty, such Secured Swap Counterparty;

(d)

in the case of each other group of Second Lien Secured Parties who derive their Second Lien Obligations pursuant to the same Second Lien Documents, the Second Lien Secured Party who is identified in a Collateral Trust Accession or thereafter who has most recently represented itself to the Collateral Agent as having been appointed to act as the representative of such group of Second Lien Secured Parties; and

(e)

any other Second Lien Secured Party that is acting alone and does not derive its Second Lien Obligations pursuant to the same Second Lien Documents as a group of Second Lien Secured Parties, itself; and

(f)	the respective successors and assigns of each of the foregoing.

“Second Lien Documents” means, collectively, the Second Lien Note Documents and each credit agreement, indenture or instrument governing each other Series of Second Lien Debt and all other agreements governing, securing or relating to any Second Lien Obligations.

“Second Lien Note Documents” means this Agreement, the Second Lien Note Indenture, the Second Lien Notes, the Collateral Documents and other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Second Lien Note Indenture and all guarantees of the foregoing.

“Second Lien Note Indenture” has the meaning ascribed thereto in Recital B.

“Second Lien Notes” means the 10.25% Second Lien Notes due 2023 issued from time to time under the Second Lien Note Indenture.

“Second Lien Notes Trustee” has the meaning ascribed thereto in Recital B.

“Second Lien Obligations” means Second Lien Debt and all other Obligations (not constituting Indebtedness) in respect thereof and under the Second Lien Documents.

“Second Lien Secured Parties” means the holders of Second Lien Obligations and any Second Lien Debt Representatives.

“Secured Debt Documents” means the ABL Documents, the Priority Indebtedness Documents and the Second Lien Documents.

“Secured Debt Representatives” means each ABL Agent, each Priority Indebtedness Representative and each Second Lien Debt Representative.

“Secured Obligations” means the ABL Obligations, the Priority Indebtedness Obligations, the Second Lien Obligations and all amounts payable to the Collateral Agent under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any Collateral Document, including any Indemnified Liabilities.

“Secured Parties” means, collectively, the ABL Secured Parties, the Priority Indebtedness Secured Parties and the Second Lien Secured Parties and “Secured Party” means any of them individually.

“Secured Swap Counterparty” means the counterparty to the Issuer or any other Obligor under a Secured Swap Document.

“Secured Swap Documents” means this Agreement, each agreement entered in respect of the Secured Swap Obligations and all other agreements, certificates and instruments delivered or given or continued pursuant to or in connection with the Secured Swap Obligations and all guarantees of the foregoing and permitted to be so secured under each Secured Debt Document.

“Secured Swap Obligations” means any Obligations of the Issuer or any other Obligor from time to time in respect of hedging or other swap contracts including those relating to hedging of interest rates, commodities and currencies and that are intended to be secured under the Collateral Documents.

“Series of Priority Indebtedness” means, severally, the First Lien Notes and the guarantees thereof, and each other issue or series of Priority Indebtedness for which a single transfer register is maintained as well as any other Priority Indebtedness designated by the Issuer by written notice to the Collateral Agent as a separate series of Priority Indebtedness (including Banking Services and Secured Swap Obligations designated as “Priority Indebtedness” pursuant to a Collateral Trust Accession).

“Series of Second Lien Debt” means, severally, the Second Lien Notes and the guarantees thereof, and each other issue or series of Second Lien Debt for which a single transfer register is maintained as well as any other Second Lien Debt designated by the Issuer by written notice to the Collateral Agent as a separate series of Second Lien Debt (including Banking Services and Secured Swap Obligations designated as “Second Lien Debt” pursuant to a Collateral Trust Accession).

“Series of Secured Debt” means, severally, any ABL Facility, each Series of Priority Indebtedness and each Series of Second Lien Debt.

“STA” means the Securities Transfer Act (2006).

1.2	Rules of Interpretation.

(a)

Unless otherwise specified, all the terms used in this Agreement without initial capitals, which are defined or the meanings of which are determined in the PPSA or the STA, have the same meanings in this Agreement as defined or determined in the PPSA or the STA, as applicable.

(b)

Unless otherwise indicated, any reference to any agreement or instrument will be deemed to include a reference to that agreement or instrument as assigned, amended, supplemented, amended and restated, or otherwise modified, refinanced or replaced and in effect from time to time.

(c)

The use in this Agreement or any of the Collateral Documents of the word “include” or “including,” when following any general statement, term or matter, will not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but will be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Except as otherwise provided herein, all references herein to “$” or “dollars” are to Canadian dollars.

(d)	References to “Sections”, “clauses” and “Recitals” will be to Sections, clauses and Recitals, respectively, of this Agreement unless otherwise specifically provided.

(e)	References to “Articles” will be to Articles of this Agreement unless otherwise specifically provided.

(f)	References to “Exhibits” will be to Exhibits to this Agreement unless otherwise specifically provided.

(g)

This Agreement, the Collateral Documents and any documents or instruments delivered pursuant hereto will be construed without regard to the identity of the party who drafted it. Each and every provision of this Agreement, the Collateral Documents and any instruments and documents entered into and delivered in connection therewith will be construed as though the parties participated equally in the drafting it. Consequently, each of the parties acknowledges and agrees that any rule of construction that a document is to be construed against the drafting party will not be applicable either to this Agreement or the Collateral Documents and any instruments and documents entered into and delivered in connection with this Agreement or any of the Collateral Documents.

(h)	Time is of the essence in the performance of the Parties’ respective obligations.

(i)

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, revises, restates, supplements or supersedes any such statute or any such regulation or, in each case, any provision thereof.

(j)

For the purposes of calculating any amounts under this Agreement in respect of any Secured Swap Obligations, such amounts shall be calculated to give effect to all netting arrangements relating to or under the relevant Secured Swap Documents governing such Secured Swap Obligations.

ARTICLE 2

COLLATERAL; PRIORITIES; ENFORCEMENT

2.1	Appointment of Collateral Agent; Security.

(a)

Each of the Secured Debt Representatives, on behalf of itself and the other Secured Parties under the Series of Secured Debt represented by it, hereby appoints, designates and authorizes the Collateral Agent to enter into, file, deliver or register, as applicable, the Collateral Documents and to hold the Collateral for the benefit of the Secured Parties in accordance with the priorities set out herein and the other terms hereof, and to take such actions as agent on its behalf and to exercise such powers under this Agreement and the Collateral Documents as are delegated to the Collateral Agent by the Secured Parties by the terms hereof, together with such powers as are reasonably incidental thereto.

(b)

Each of the Secured Debt Representatives, on behalf of itself and the other Secured Parties under the Series of Secured Debt represented by it, acknowledges and agrees that all of the Secured Obligations shall be secured pursuant to a single set of Collateral Documents granted in favour of the Collateral Agent for and on behalf of the Secured Parties and that the Collateral Agent shall deal with the Collateral in accordance with the powers and priorities set out herein in order to give full effect to the ABL Liens, the Priority Liens and the Second Liens as separate and distinct classes of Liens.

(c)

Each of the Secured Debt Representatives, on behalf of itself and the other Secured Parties under the Series of Secured Debt represented by it, represents and warrants to the other Secured Parties that it holds no security for the Secured Obligations other than through the Collateral Agent and the Collateral Documents and agrees not to take any security for the Secured Obligations other than through the Collateral Agent and the Collateral Documents. Any and all security documents of any nature and kind granted by the Obligors over any of their property or assets to secure the payment and performance of the Secured Obligations shall be granted only to the Collateral Agent for and on behalf of all Secured Parties. No Secured Party shall have the right to require or obtain any independent security from any of the Obligors in support of their obligations to such Secured Party. To the extent that any Secured Party shall independently obtain any security in contravention of this Section, that Secured Party shall hold such security in trust for and on behalf of the Collateral Agent (for the benefit of itself and the other Secured Parties) as if such security formed part of the Collateral Documents.

(d)

For greater certainty, and without limiting the powers of the Collateral Agent (or any other Person acting as an agent or mandatary for the Collateral Agent) hereunder or under the Collateral Documents, the Issuer and each other Obligor hereby acknowledges that, for purposes of holding any security granted by the Issuer or any other Obligor on property pursuant to the laws of the Province of Quebec to secure the Secured Obligations, the Collateral Agent shall be the hypothecary representative (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Québec) for each of the Secured Parties. Each Secured Debt Representative, on behalf of itself and the other Secured Parties under the Series of Secured Debt represented by it, hereby irrevocably constitutes the Collateral Agent as the hypothecary representative (fondé de pouvoir) (within the meaning of Article 2692 of the Civil Code of Québec) in order to hold security granted by the Issuer or any other Obligor in the Province of Québec to secure such Series of Secured Debt. Each Secured Party shall be deemed to have confirmed and ratified the constitution of the Collateral Agent as the hypothecary representative (fondé de pouvoir) by holding, or accepting the benefit of any Secured Obligations. The execution by the Collateral Agent as hypothecary representative (fondé de pouvoir) of any deeds of hypothec or other documents prior to the date hereof is hereby ratified and confirmed. In the event of the appointment of a successor Collateral Agent, such successor Collateral Agent shall also act as successor hypothecary representative (fondé de pouvoir) under each deed of hypothec referred to above without any further agreement, action or other formality (subject to, prior to the successor hypothecary representative (fondé de pouvoir) exercising the rights relating to a hypothec created under any such deed of hypothec, the publication by registration of a notice of replacement in the applicable registers in accordance with the terms of Article 2692 of the Civil Code of Québec).

(e)

Each Secured Party that is not a party to this Agreement shall be deemed to have appointed the Collateral Agent as its agent under the Collateral Documents in accordance with this Agreement and to have acknowledged that the provisions of this Agreement apply to such Secured Party mutatis mutandis as though it were a party hereto (and any acceptance by such Secured Party of the benefits of this Agreement, the Collateral Documents or any other document delivered in connection with this Agreement or the Collateral Documents shall be deemed an acknowledgement of the foregoing).

2.2	Priority of Liens.

(a)	Notwithstanding anything else contained herein or in any Collateral Document or in the Secured Debt Documents, it is the intent of the Parties that:

(i)

this Agreement and the Collateral Documents create three separate and distinct classes of Liens: (A) the ABL Liens securing the payment and performance of the ABL Obligations (B) the Priority Liens securing the payment and performance of the Priority Indebtedness Obligations and (C) the Second Liens securing the payment and performance of the Second Lien Obligations;

(ii)	the ABL Liens shall rank first on the ABL Collateral and the Priority Liens and Second Liens on the ABL Collateral are subject and subordinate to the ABL Liens thereon;

(iii)	the Priority Liens shall rank second on the ABL Collateral and the Second Liens on the ABL Collateral are subject and subordinate to the Priority Liens thereon;

(iv)	the Second Liens shall rank third on the ABL Collateral and are subject and subordinate to the ABL Liens and the Priority Liens thereon;

(v)	the Priority Liens shall rank first on the Notes Collateral and the Second Liens and ABL Liens on the Notes Collateral are subject and subordinate to the Priority Liens thereon;

(vi)	the Second Liens shall rank second on the Notes Collateral and the ABL Liens on the Notes Collateral are subject and subordinate to the Second Liens thereon; and

(vii)	the ABL Liens shall rank third on the Notes Collateral and are subject and subordinate to the Priority Liens and the Second Liens thereon.

2.3	Enforcement on ABL Collateral.

(a)	At any time following the incurrence of ABL Obligations, both before and during an Insolvency Proceeding, as applicable, until the Discharge of ABL Obligations:

(i)	the Priority Indebtedness Secured Parties will not until expiry of the Initial Standstill Period, and the Second Lien Secured Parties will not, until expiry of the Secondary Standstill Period:

(A)

request judicial relief in an Insolvency Proceeding, or in any other court, or take any other action whatsoever that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the ABL Secured Parties in respect of the ABL Collateral or that would limit, invalidate, avoid or set aside any ABL Lien or subordinate the ABL Liens to the Priority Liens or the Second Liens or grant the Priority Liens or the Second Liens equal ranking to the ABL Liens on the ABL Collateral;

(B)

oppose or otherwise contest any motion for relief from the automatic stay or for any injunction against foreclosure or enforcement of ABL Liens on the ABL Collateral made by any ABL Secured Party in any Insolvency Proceedings;

(C)	oppose or otherwise contest any lawful exercise by any ABL Secured Party of the right to credit bid ABL Debt in any sale of the ABL Collateral; or

(D)	oppose or otherwise contest any other request for judicial relief made in any court by any ABL Secured Party relating to the lawful enforcement of any ABL Lien on the ABL Collateral;

provided that, notwithstanding the foregoing, both before and during an Insolvency Proceeding, as applicable, the Priority Indebtedness Secured Parties and the Second Lien Secured Parties may take any actions and exercise any and all rights that are available under Section 2.4 or would be available to a holder of unsecured claims in accordance with applicable law, and provided that, the Priority Indebtedness Secured Parties and the Second Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the ABL Liens on the ABL Collateral; and

(ii)

the ABL Secured Parties will, during the Initial Standstill Period, have the exclusive right to enforce rights and exercise remedies with respect to any ABL Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Agent to enforce, collect or realize on any ABL Collateral or exercise any other right or remedy with respect to the ABL Collateral) and neither the Priority Indebtedness Secured Parties nor the Second Lien Secured Parties may authorize or direct the Collateral Agent with respect to such matters. Notwithstanding the foregoing, the Priority Indebtedness Secured Parties and the Second Lien Secured Parties (as applicable) may enforce rights, exercise remedies and take actions:

(A)

without any condition or restriction whatsoever, at any time after, (1) in the case of the Priority Indebtedness Secured Parties, the earlier of (i) the Discharge of ABL Obligations and (ii) the expiry of the Initial Standstill Period and (2) in the case of the Second Lien Secured Parties, the earlier of (i) both the Discharge of ABL Obligations and the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (ii) the expiry of the Secondary Standstill Period;

(B)

as necessary to redeem any ABL Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce any right to claim, take or receive proceeds of Collateral remaining after the Discharge of ABL Obligations (and, in the case of the Second Lien Secured Parties, the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations)) in the event of foreclosure or other enforcement of any Lien;

(C)

as necessary to perfect or establish the priority of the Priority Liens (subject to ABL Liens) or the Second Liens (subject to ABL Liens and Priority Liens), as applicable, upon any ABL Collateral, except through possession or control; or

(D)	as necessary to create, prove, preserve or protect (but not enforce) the Priority Liens or the Second Liens upon any ABL Collateral.

(b)

In exercising rights and remedies with respect to the ABL Collateral, the ABL Secured Parties may enforce (or refrain from enforcing) the provisions of the ABL Documents and exercise (or refrain from exercising) remedies thereunder or any such rights and remedies, all in such order and in such manner as it may determine in the exercise of its sole and exclusive discretion, including:

(i)	the exercise or forbearance from exercise of all rights and remedies in respect of the ABL Collateral and/or the ABL Obligations;

(ii)	the enforcement or forbearance from enforcement of any Lien in respect of the ABL Collateral;

(iii)	the application of Proceeds of Realization of ABL Collateral to the ABL Obligations; and

(iv)	the exercise or forbearance from exercise of all rights and remedies of a secured lender under the PPSA or any similar law of any applicable jurisdiction or in equity,

provided, however, that all rights to forbear as set forth in the foregoing in this Section 2.3(b) shall be subject (upon the expiry of the Initial Standstill Period) to the rights of the Priority Indebtedness Secured Parties and (upon the expiry of the Secondary Standstill Period) to the rights of the Second Lien Secured Parties.

(c)

Without in any way limiting the generality of the foregoing paragraphs, the ABL Secured Parties may, at any time and from time to time, without the consent of or notice to the Priority Indebtedness Secured Parties or the Second Lien Secured Parties, without incurring responsibility to the Priority Indebtedness Secured Parties or the Second Lien Secured Parties and without impairing or releasing the subordination in respect of the ABL Collateral provided in this Agreement or the obligations hereunder of the Priority Indebtedness Secured Parties and the Second Lien Secured Parties, do any one or more of the following:

(i)

change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the ABL Obligations, or otherwise amend or supplement in any manner the ABL Obligations, or any instrument evidencing the ABL Obligations or any agreement under which the ABL Obligations are outstanding (it being understood that this provision shall not operate to permit any Obligor to do any of the foregoing that is otherwise prohibited under the other Secured Debt Documents);

(ii)	release any Person liable in any manner for the collection of the ABL Obligations (without affecting the collection of the Priority Indebtedness Obligations or the Second Lien Obligations); and

(iii)

exercise or refrain from exercising any rights against any Obligor, subject (upon the expiry of the Initial Standstill Period) to the rights of the Priority Indebtedness Secured Parties and (upon the expiry of the Secondary Standstill Period) to the rights of the Second Lien Secured Parties.

(d)

Prior to (i) in the case of the Priority Indebtedness Secured Parties, the earlier of (A) the Discharge of ABL Obligations and (B) the expiry of the Initial Standstill Period and (ii) in the case of the Second Lien Secured Parties, the earlier of (A) both the Discharge of ABL Obligations and the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) the expiry of the Secondary Standstill Period, the Priority Indebtedness Secured Parties, the Second Lien Secured Parties and the Collateral Agent on their behalf may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the ABL Secured Parties (in their capacity as holders of ABL Liens), under equitable principles, in each case in respect of the ABL Collateral.

(e)

At any time following (i) the Discharge of ABL Obligations and (ii) the expiry of the Initial Standstill Period, the Priority Indebtedness Secured Parties and the Collateral Agent on their behalf shall have all of the rights and benefits of the ABL Secured Parties under this Section 2.3 with respect to the ABL Collateral mutatis mutandis, and the Second Lien Secured Parties shall be subject to the same restrictions in respect of the ABL Collateral.

(f)

At any time following the earlier of (i) both (A) the Discharge of ABL Obligations and (B) the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (ii) the expiry of the Secondary Standstill Period, the Second Lien Secured Parties and the Collateral Agent on their behalf shall be entitled to exercise all of their available rights and remedies with respect to the ABL Collateral.

(g)	Notwithstanding the foregoing, nothing contained in this Section 2.3 shall prohibit any Permitted Debt Restructuring.

2.4	Enforcement on Notes Collateral.

(a)	Both before and during an Insolvency Proceeding, until the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations):

(i)	the Second Lien Secured Parties will not until expiry of the Initial Standstill Period, and the ABL Secured Parties will not, until expiry of the Secondary Standstill Period:

(A)

request judicial relief in an Insolvency Proceeding, or in any other court, or take any other action whatsoever, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the Priority Indebtedness Secured Parties in respect of the Notes Collateral or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the ABL Liens or the Second Liens or grant the ABL Liens or the Second Liens equal ranking to the Priority Liens on the Notes Collateral;

(B)

oppose or otherwise contest any motion for relief from the automatic stay or for any injunction against foreclosure or enforcement of Priority Liens on the Notes Collateral made by any Priority Indebtedness Secured Party in any Insolvency Proceedings;

(C)	oppose or otherwise contest any lawful exercise by any Priority Indebtedness Secured Party of the right to credit bid Priority Indebtedness in any sale of the Notes Collateral; or

(D)

oppose or otherwise contest any other request for judicial relief made in any court by any Priority Indebtedness Secured Party relating to the lawful enforcement of any Priority Lien on the Notes Collateral;

provided that, notwithstanding the foregoing, both before and during an Insolvency Proceeding, the ABL Secured Parties and the Second Lien Secured Parties may take any actions and exercise any and all rights that are available under Section 2.3 or would be available to a holder of unsecured claims in accordance with applicable law, and provided that, the ABL Secured Parties and the Second Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the Priority Liens on the Notes Collateral; and

(ii)

the Priority Indebtedness Secured Parties will, during the Initial Standstill Period, have the exclusive right to enforce rights and exercise remedies with respect to any Notes Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Agent to enforce, collect or realize on any Notes Collateral or exercise any other right or remedy with respect to the Notes Collateral) and neither the ABL Secured Parties nor the Second Lien Secured Parties may authorize or direct the Collateral Agent with respect to such matters. Notwithstanding the foregoing, the ABL Secured Parties and the Second Lien Secured Parties may enforce rights, exercise remedies and take actions:

(A)

without any condition or restriction whatsoever, at any time after, (1) in the case of the Second Lien Secured Parties, the earlier of (i) the Discharge of Priority Indebtedness Obligations and (ii) the expiry of the Initial Standstill Period and (2) in the case of the ABL Secured Parties, the earlier of (i) both the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and the Discharge of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (ii) the expiry of the Secondary Standstill Period;

(B)

as necessary to redeem any Notes Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) (and in the case of the ABL Secured Parties, the Discharge of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations)) in the event of foreclosure or other enforcement of any Lien;

(C)	as necessary to perfect or establish the priority of the Second Liens (subject to Priority

Liens) and the ABL Lien (subject to Priority Liens and Second Liens), as applicable, upon any Notes Collateral, except through possession or control; or

(D)	as necessary to create, prove, preserve or protect (but not enforce) the ABL Liens or the Second Liens upon any Notes Collateral.

(b)

In exercising rights and remedies with respect to the Notes Collateral, the Priority Indebtedness Representatives may enforce (or refrain from enforcing) the provisions of the Priority Indebtedness Documents and exercise (or refrain from exercising) remedies thereunder or any such rights and remedies, all in such order and in such manner as they may determine in the exercise of their sole and exclusive discretion, including:

(i)	the exercise or forbearance from exercise of all rights and remedies in respect of the Notes Collateral and/or the Priority Indebtedness Obligations;

(ii)	the enforcement or forbearance from enforcement of any Lien in respect of the Notes Collateral;

(iii)	the exercise or forbearance from exercise of rights and powers of a holder of shares of stock included in the Notes Collateral to the extent provided in the Collateral Documents;

(iv)	the application of the Proceeds of Realization of the Notes Collateral to the Priority Indebtedness Obligations; and

(v)	the exercise or forbearance from exercise of all rights and remedies of a secured lender under the PPSA or any similar law of any applicable jurisdiction or in equity,

provided, however, that all rights to forbear as set forth in the foregoing in this Section 2.4(b) shall be subject (upon the expiry of the Initial Standstill Period) to the rights of the Second Lien Secured Parties and (upon the expiry of the Secondary Standstill Period) to the rights of the ABL Secured Parties.

(c)

Without in any way limiting the generality of the foregoing paragraphs, the Priority Indebtedness Secured Parties may, at any time and from time to time, without the consent of or notice to the ABL Secured Parties or the Second Lien Secured Parties, without incurring responsibility to the ABL Secured Parties or the Second Lien Secured Parties and without impairing or releasing the subordination in respect of the Notes Collateral provided in this Agreement or the obligations hereunder of the ABL Secured Parties and the Second Lien Secured Parties, do any one or more of the following:

(i)

change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the Priority Indebtedness Obligations, or otherwise amend or supplement in any manner the Priority Indebtedness Obligations, or any instrument evidencing the Priority Indebtedness

Obligations or any agreement under which the Priority Indebtedness Obligations are outstanding (it being understood that this provision shall not operate to permit any Obligor to do any of the foregoing that is otherwise prohibited under the other Secured Debt Documents);

(ii)	release any Person liable in any manner for the collection of the Priority Indebtedness Obligations (without affecting the collection of the ABL Obligations or the Second Lien Obligations); and

(iii)

exercise or refrain from exercising any rights against any Obligor, subject (upon the expiry of the Initial Standstill Period) to the rights of the Second Lien Secured Parties and (upon the expiry of the Secondary Standstill Period) to the rights of the ABL Secured Parties.

(d)

Prior to (i) in the case of the Second Lien Secured Parties, the earlier of (A) the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) the expiry of the Initial Standstill Period and (ii) in the case of the ABL Secured Parties, the earlier of (A) both the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and the Discharge of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (B) the expiry of the Secondary Standstill Period, the ABL Secured Parties and the Second Lien Secured Parties and the Collateral Agent on their behalf may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the Priority Indebtedness Secured Parties (in their capacity as holders of Priority Liens), under equitable principles, in respect of the Notes Collateral.

(e)

At any time following the earlier of (i) the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (ii) the expiry of the Initial Standstill Period, the Second Lien Secured Parties and the Collateral Agent on their behalf shall have all of the rights and benefits of the Priority Indebtedness Secured Parties under this Section 2.4 with respect to the Notes Collateral mutatis mutandis, and the ABL Secured Parties shall be subject to the same restrictions in respect of the Notes Collateral.

(f)

At any time following the earlier of (i) both the Discharge of Priority Indebtedness Obligations (other than Secured Swap Obligations and Banking Service Obligations) and the Discharge of Second Lien Obligations (other than Secured Swap Obligations and Banking Service Obligations) and (ii) the expiry of the Secondary Standstill Period, the ABL Secured Parties and the Collateral Agent on their behalf shall be entitled to exercise all of their available rights and remedies with respect to the Notes Collateral.

(g)	Notwithstanding the foregoing, nothing contained in this Section 2.4 shall prohibit any Permitted Debt Restructuring.

2.5	Special Rights in Insolvency Proceedings.

(a)

Following the commencement of an Insolvency Proceeding, (i) the Priority Indebtedness Secured Parties and the Second Lien Secured Parties, in respect of the ABL Collateral and (ii) the ABL Secured Parties and the Second Lien Secured Parties, in respect of the Notes Collateral, may take any actions and exercise any and all rights under this Agreement or otherwise that are, or would be, available to a holder of unsecured claims under applicable law; provided, however, that, both before and during an Insolvency Proceeding, (i) the Priority Indebtedness Secured Parties and the Second Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the ABL Liens on the ABL Collateral and (ii) the ABL Secured Parties and the Second Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the Priority Liens on the Notes Collateral and (iii) no Secured Party may challenge the validity, enforceability or perfection of the Liens on the Collateral in favour of any other Secured Party.

(b)

If in any Insolvency Proceeding of the Issuer or any other Obligor, Obligations of the reorganized debtor secured by Liens on any property of the reorganized debtor are distributed on account of more than one Series of Secured Debt, then, to the extent that the Obligations distributed on account of such multiple Series of Secured Debt are secured by Liens on the same property, the provisions of Sections 2.2 through 2.5 will survive the distribution of those Obligations pursuant to the plan and will apply with like effect to the Liens securing those Obligations.

2.6	Collateral Shared Equally and Rateably within Class.

The Parties agree that the payment and satisfaction of all of the Secured Obligations within each Class will be secured equally and rateably by the Liens established in favour of the Collateral Agent for the benefit of the Secured Parties belonging to such Class. It is understood and agreed that nothing in this Section 2.6 is intended to alter the priorities among Secured Parties belonging to different Classes.

ARTICLE 3

OBLIGATIONS AND POWERS OF COLLATERAL AGENT

3.1	Undertaking of the Collateral Agent.

(a)	Subject to, and in accordance with, this Agreement, the Collateral Agent will, as trustee, for the benefit solely and exclusively of the present and future Secured Parties:

(i)

accept, enter into, hold, maintain, administer and enforce all Collateral Documents, including all Collateral subject thereto, and all Liens created thereunder, perform its obligations under the Collateral Documents and protect, exercise and enforce the interests, rights, powers and remedies granted or available to it under, pursuant to or in connection with the Collateral Documents;

(ii)

take all lawful and commercially reasonable actions permitted under the Collateral Documents that it may deem necessary or advisable to protect or preserve its interest in the Collateral subject thereto and such interests, rights, powers and remedies;

(iii)	deliver and receive notices as required pursuant to this Agreement and the Collateral Documents;

(iv)

sell, assign, collect, assemble, foreclose on, institute legal proceedings with respect to, or otherwise exercise or enforce the rights and remedies of a secured party (including a mortgagee, trust deed beneficiary and insurance beneficiary or loss payee) with respect to the Collateral under the Collateral Documents and its other interests, rights, powers and remedies;

(v)

remit as provided in Section 3.4 all cash proceeds received by the Collateral Agent from the collection, foreclosure or enforcement of its interest in the Collateral under the Collateral Documents or any of its other interests, rights, powers or remedies;

(vi)	execute and deliver amendments to this Agreement and the Collateral Documents in accordance with Section 9.1;

(vii)	release any Lien granted to it by any Collateral Document upon any Collateral if and as required by Section 4.1; and

(viii)	establish and maintain the Collateral Account and remit all amounts on deposit in the Collateral Account if and as required by Sections 4.2 and 4.3.

(b)

Each Obligor and each Secured Debt Representative by its signature hereto (including pursuant to any Collateral Trust Accession) acknowledges and consents to the undertaking of the Collateral Agent set forth in Section 3.1(a) and agrees to each of the other provisions of this Agreement applicable to it.

(c)

Notwithstanding anything to the contrary contained in this Agreement, the Collateral Agent will not commence any Enforcement Proceeding against any of the Collateral (other than actions as necessary to prove, protect or preserve the Liens securing the Secured Obligations) unless and until it shall have received a Notice of Actionable Default and instructions pursuant to an Act of Instructing Secured Parties, and then only in accordance with the provisions of this Agreement.

3.2	Release or Subordination of Liens.

The Collateral Agent will not release or subordinate any Lien of the Collateral Agent or consent to the release or subordination of any Lien of the Collateral Agent, except:

(a)	in accordance with Article 4;

(b)	as ordered pursuant to applicable law under a final and non-appealable order or judgment of a court of competent jurisdiction;

(c)

for the subordination of the Priority Liens and the Second Liens to the ABL Liens in respect of the ABL Collateral and the subordination of the Second Liens to the Priority Liens in respect of the ABL Collateral; or

(d)

for the subordination of the ABL Liens and the Second Liens to the Priority Liens in respect of the Notes Collateral and the subordination of the ABL Liens to the Second Liens in respect of the Notes Collateral.

Upon the reasonable request of the Issuer at any time and from time to time, the Collateral Agent will, subject to the terms of this Agreement, promptly execute, acknowledge and deliver such documents, instruments, certificates and notices and take such other actions as may be reasonably required, or that the Issuer may reasonably request, to effect the subordination of any Lien of the Collateral Agent in accordance with the exceptions set forth in this Section 3.2.

3.3	Remedies Upon Actionable Default.

If the Collateral Agent at any time receives a Notice of Actionable Default, the Collateral Agent will, as soon as reasonably practicable, deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Agent shall await direction by an Act of Instructing Secured Parties and will act, or decline to act, as directed by an Act of Instructing Secured Parties, in the exercise and enforcement of the Collateral Agent’s interests, rights, powers and remedies in respect of the Collateral or under the Collateral Documents or applicable law and, following the initiation of any Enforcement Proceeding, the Collateral Agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Instructing Secured Parties. The Collateral Agent may not commence any Enforcement Proceeding until it has received an Act of Instructing Secured Parties. The Collateral Agent shall have the exclusive right to exercise all rights and remedies under the Collateral Documents subject to and in accordance with this Agreement and the Collateral Documents. No Secured Party may take steps to commence any Enforcement Proceeding against any Obligor directly.

3.4	Application of Proceeds.

(a)	The Collateral Agent will, subject to applicable law, apply the Proceeds of Realization in respect of any ABL Collateral in the following order of application:

(i)

first, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any Collateral Document, including any Indemnified Liabilities;

(ii)

second, to the ABL Agent for application to the payment of all outstanding ABL Obligations that are then due and payable in such order as may be provided in any ABL Facility in an amount sufficient to pay in full in cash all outstanding ABL Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the ABL Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting ABL Obligations);

(iii)

third, to the respective Priority Indebtedness Representatives for application to the payment of all outstanding Priority Indebtedness Obligations that are then due and payable in such order as may be provided in the applicable Priority Indebtedness Documents in an amount sufficient to pay in full in cash all outstanding Priority Indebtedness and all other Priority Indebtedness Obligations that are then due and payable (including all applicable premiums and all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Indebtedness Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Priority Indebtedness Obligations);

(iv)

fourth, to the respective Second Lien Debt Representatives for application to the payment of all outstanding Second Lien Obligations that are then due and payable in such order as may be provided in the Second Lien Documents in an amount sufficient to pay in full in cash all outstanding Second Lien Debt and all other Second Lien Obligations that are then due and payable (including all applicable premiums and all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Second Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Second Lien Obligations); and

(v)

fifth, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Issuer or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

(b)	The Collateral Agent will, subject to applicable law, apply Proceeds of Realization in respect of any Notes Collateral in the following order of application:

(i)

first, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any Collateral Document, including any Indemnified Liabilities;

(ii)

second, to the respective Priority Indebtedness Representatives for application to the payment of all outstanding Priority Indebtedness Obligations that are then due and payable in such order as may be provided in the applicable Priority Indebtedness Documents in an amount sufficient to pay in full in cash all outstanding Priority Indebtedness and all other Priority Indebtedness Obligations that are then due and payable (including all applicable premiums and all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Indebtedness Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Priority Indebtedness Obligations);

(iii)

third, to the respective Second Lien Debt Representatives for application to the payment of all outstanding Second Lien Obligations that are then due and payable in such order as may be provided in the Second Lien Documents in an amount sufficient to pay in full in cash all outstanding Second Lien Debt and all other Second Lien Obligations that are then due and payable (including all applicable premiums and all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Second Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting Second Lien Obligations);

(iv)

fourth, to the ABL Agent for application to the payment of all outstanding ABL Obligations that are then due and payable in such order as may be provided in any ABL Facility in an amount sufficient to pay in full in cash all outstanding ABL Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the ABL Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization of all outstanding letters of credit and bankers’ acceptances constituting ABL Obligations); and

(v)

fifth, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Issuer or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

(c)

If any Secured Debt Representative collects or receives any proceeds in respect of its applicable Secured Obligations that should have been applied to the payment of other Secured Obligations in accordance with clauses (a) and/or (b) above, and such Secured Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Secured Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Secured Debt Representative will forthwith deliver the same to the Collateral Agent, for the account of the applicable Secured Parties, in the form received, duly endorsed to the Collateral Agent, for the account of the applicable Secured Parties to be applied in accordance with clauses (a) and/or (b) above, as applicable.

Until so delivered, such proceeds will be held by such Secured Debt Representative for the benefit of the applicable Secured Parties that should have received such proceeds pursuant to clauses (a) and/or (b) above, as applicable. This Section 3.4(c) shall not apply to payments received by any Secured Debt Representative or other Secured Party if such payments are not proceeds of any collection, sale, foreclosure or other realization upon any Collateral.

3.5	Powers of the Collateral Agent.

(a)

The Collateral Agent is irrevocably authorized and empowered to enter into and perform its obligations and protect, perfect, exercise and enforce its interest, rights, powers and remedies under the Collateral Documents and applicable law and in equity and to act as set forth in this Article 3 or as requested in any lawful directions given to it from time to time in respect of any matter by an Act of Instructing Secured Parties or the Requisite Secured Parties, as applicable.

(b)	No Secured Party will have any liability whatsoever for any act or omission of the Collateral Agent, subject to Section 9.10.

3.6	Documents and Communications.

The Collateral Agent will permit each Secured Debt Representative upon reasonable written notice from time to time to inspect and copy, at the cost and expense of the party requesting such copies, any and all Collateral Documents and other documents, notices, certificates, instructions or communications received by the Collateral Agent in its capacity as such.

3.7	For Sole and Exclusive Benefit of Holders of Secured Obligations.

The Collateral Agent will accept, hold, administer and enforce all Liens at any time transferred or delivered to it and all other interests, rights, powers and remedies at any time granted to or enforceable by the Collateral Agent solely and exclusively for the benefit of the present and future holders of present and future Secured Obligations, and will distribute all proceeds received by it in realization thereon or from enforcement thereof solely and exclusively pursuant to the provisions of Section 3.4.

3.8	Additional Secured Obligations.

(a)

The Collateral Agent will, as agent hereunder, perform its undertakings set forth in Section 3.1(a) with respect to each holder of Secured Obligations of a Series of Secured Debt that is issued or incurred after the date hereof that:

(i)	holds Secured Obligations that are identified as ABL Obligations, Priority Indebtedness Obligations or Second Lien Obligations in accordance with the procedures set forth in Section 3.8(b); and

(ii)	signs, through its designated Secured Debt Representative identified pursuant to Section 3.8(b), a Collateral Trust Accession.

(b)

Each of the Collateral Agent and the Secured Debt Representatives, for and on behalf of themselves and the Secured Parties represented by each of them, acknowledge and agree that the Issuer or any other Obligor will be permitted to designate as additional Secured Parties hereunder each Person who is, or who becomes, the holder of ABL Obligations, Priority Indebtedness Obligations or Second Lien Obligations incurred by such Issuer or other Obligor after the date of this Agreement in accordance with the terms of the Secured Debt Documents. The Issuer or such other Obligor may effect such designation by delivering to the Collateral Agent, with copies to each previously identified Secured Debt Representative, each of the following:

(i)

an Officers’ Certificate stating that the Issuer or applicable Obligor intends to incur additional Secured Obligations (“New Secured Obligations”) which will either constitute (A) ABL Obligations permitted by each applicable Secured Debt Document to be secured by an ABL Lien, (B) Priority Indebtedness Obligations permitted by each applicable Secured Debt Document to be secured by a Priority Lien on a pari passu basis with all previously existing Priority Indebtedness Obligations or (C) Second Lien Obligations permitted by each applicable Secured Debt Document to be secured with a Second Lien on a pari passu basis with all previously existing Second Lien Obligations; and

(ii)	a Collateral Trust Accession in the form of Exhibit B hereto with respect to such New Secured Obligations.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow the Issuer or any other Obligor to incur additional Indebtedness or permit to exist any Lien on all or any its property or assets, unless otherwise permitted by the terms of the Secured Debt Documents.

3.9	Anti-Money Laundering and Anti-Terrorist Legislation

The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Collateral Agent, in its sole reasonable judgment, and acting in good faith determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Furthermore, should the Collateral Agent, in its sole reasonable judgment and acting in good faith, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on thirty (30) days’ written notice to the Issuer, provided that (i) the Collateral Agent’s written notice shall describe in reasonably sufficient detail the circumstances of such non-compliance as may be permitted by applicable law; and (ii) if such circumstances are rectified to the Collateral Agent’s satisfaction within such thirty (30) period, then such resignation shall not be effective.

ARTICLE 4

RELEASE OF COLLATERAL; COLLATERAL ACCOUNT

4.1	Release of Collateral.

(a)	The Collateral Agent’s Liens upon the Collateral will be released pursuant to Section 4.1(b) below:

(i)

in whole, upon (A) payment in full in cash and discharge of all Secured Obligations that are outstanding, due and payable at the time all of the Secured Obligations are paid in full in cash and discharged and (B) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization of all outstanding letters of credit and bankers’ acceptances issued pursuant to any Secured Debt Documents;

(ii)

as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any other Obligor in a transaction or other circumstance that is not prohibited by the Secured Debt Documents; and

(iii)

as to any Collateral that is otherwise released in accordance with the Secured Debt Documents, including, without limitation, as a result of any consent or other approval that was required and has been obtained under such Secured Debt Documents permitting such release of Collateral, at the time of such release.

(b)	The Collateral Agent agrees for the benefit of the Issuer and the other Obligors that if the Collateral Agent at any time receives:

(i)

an Officers’ Certificate stating that (A) the signing Officers have read Article 4 of this Agreement and understand the provisions and the definitions relating hereto, (B) such Officers have made such examination or investigation as is necessary to enable them to express an informed opinion as to whether the release complies with the terms of the Secured Debt Documents and (C) in the opinion of such Officers, (1) no default or event of default (as such terms are defined therein) has occurred under any Secured Debt Document or will result from such release, (2) such release complies with the terms of the Secured Debt Documents (including, without limitation, Section 10.07 of the First Lien Indenture and the Second Lien Indenture, if applicable), including, as a result of any consent or other approval that was required and has been obtained under such Secured Debt Documents permitting such release of Collateral and (D) to the extent such release is required in connection with an asset disposition, recovery event, or other transaction or circumstance requiring mandatory prepayment or redemption under any Secured Debt Documents, the net proceeds from such asset disposition or recovery event have been or will be deposited in the Collateral Account to be applied in accordance with the applicable Secured Debt Documents;

(ii)

an Opinion of Counsel to the Issuer or any other Obligor confirming that, having relied on the factual statements set out in the Officers’ Certificate referred to in clause (i) above, such counsel is of the opinion that (i) the release complies with the terms of the Secured Debt Documents, including, as a result of any consent or other approval that was required and has been obtained under such Secured Debt Documents permitting such release of Collateral and (ii) the Collateral Agent is authorized to effect the requested release of the Collateral in accordance with the Secured Debt Documents; and

(iii)	the proposed instrument or instruments releasing such Lien as to such property in recordable form, if applicable,

then the Collateral Agent will execute (with such acknowledgements and/or notarizations as are required) and deliver such release to the Issuer or applicable Obligor on or before the later of (A) the date specified in such request for such release and (B) the third (3rd) Business Day after the date of receipt of the items required by this Section 4.1(b) by the Collateral Agent.

(c)

The Collateral Agent shall be entitled to conclusively rely, and shall be fully protected in relying, on any Officers’ Certificate and Opinion of Counsel delivered to it pursuant to this Section 4.1(b) and need not investigate any fact or matter stated in any such document. The receipt of such Officers’ Certificate and Opinion of Counsel shall be its full and final authority for effecting any release of Collateral set out therein, and the Collateral Agent shall not incur any liability whatsoever for acting pursuant to any such document.

4.2	Collateral Account

(a)

The Collateral Agent will establish a Collateral Account into which amounts shall be deposited in accordance with, and to the extent required by, the Secured Debt Documents, subject to the requirements of this Section 4.2.

(b)

At any time that the Issuer or any other Obligor receives or expects to receive cash or Cash Equivalents or any other proceeds of Collateral which are required to be deposited into the Collateral Account pursuant to any Secured Debt Document it shall:

(i)	deposit or cause to be deposited such cash or Cash Equivalents or other proceeds into the Collateral Account; and

(ii)

deliver to the Collateral Agent a notice (which may be delivered electronically) confirming the amount of such cash or Cash Equivalents or other proceeds of Collateral that have been deposited or will be deposited into the Collateral Account and the expected timing of such deposit.

(c)

Pending the release of funds from the Collateral Account in accordance with the provisions of Section 4.3, and provided that no Actionable Default shall have occurred and be continuing, the Collateral Agent shall invest such funds in Cash Equivalents as directed by the Issuer, and any gain or income on any investment of funds in the Collateral Account shall be credited to the Issuer. The Collateral Agent shall have no liability whatsoever for any loss incurred in connection with any such investment.

4.3	Release from Collateral Account.

(a)	The Collateral Agent will release any amounts on deposit in the Collateral Account if the Collateral Agent at any time receives:

(i)	a direction from the Issuer to release such amounts from the Collateral Account, together with instructions as to where such amounts are to be deposited;

(ii)

an Officers’ Certificate stating that (A) the signing Officers have read Sections 4.2 and 4.3 of this Agreement and understand the provisions and the definitions relating hereto, (B) such Officers have made such examination or investigation as is necessary to enable them to express an informed opinion as to whether the direction complies with the terms of the Secured Debt Documents, and (C) in the opinion of such Officers, such release complies with the Secured Debt Documents; and

(iii)

an Opinion of Counsel to the Issuer or any other Obligor confirming that, having relied on the factual statements set out in the Officers’ Certificate referred to in clause (ii) above, such counsel is of the opinion that (i) the direction complies with the terms of the Secured Debt Documents, and (ii) the Collateral Agent is authorized pursuant to the Secured Debt Documents to comply with such direction with respect to the release of the requested amounts from the Collateral Account.

(b)	The Collateral Agent will comply with the direction to release amounts received in accordance with Section 4.3(a) on or before the later of (A) the date specified in such direction and (B) the third (3rd) Business Day after the date of receipt of the items required by this Section 4.3(a).

(c)

The Collateral Agent shall be entitled to conclusively rely, and shall be fully protected in relying, on any Officers’ Certificate and Opinion of Counsel delivered to it pursuant to Section 4.3(a) and need not investigate any fact or matter stated in any such document. The receipt of such Officers’ Certificate and Opinion of Counsel shall be its full and final authority for complying with the direction of the Issuer contemplated by this Section 4.3(a), and the Collateral Agent shall not incur any liability for acting pursuant to any such direction.

4.4	Delivery of Copies to Secured Debt Representatives

The Issuer will deliver to each Secured Debt Representative a copy of each Officers’ Certificate and Opinion of Counsel delivered to the Collateral Agent pursuant to Sections 4.1(b), 4.3(a) and 9.1, together with copies of all documents delivered to the Collateral Agent with each such Officers’ Certificate and Opinion of Counsel. The Secured Debt Representatives will not be obligated to take notice thereof or to act thereon.

4.5	Collateral Agent not Required to Serve, File or Record.

The Collateral Agent is not required to serve, file, register or record any instrument releasing its Lien in any Collateral, provided, however, that if the Issuer or any other Obligor shall make a written demand for a termination statement in respect of itself under the PPSA or a discharge of any mortgage in any land registry, the Collateral Agent shall comply with the written request of the Issuer or such other Obligor to comply with the requirements of the PPSA or any land titles statute, provided that the requirements for the release of such Lien under this Agreement have been met.

ARTICLE 5

IMMUNITIES OF THE COLLATERAL AGENT

5.1	No Implied Duty.

The Collateral Agent will not have any fiduciary duties nor will it have responsibilities or obligations other than those expressly assumed by it in this Agreement and the Collateral Documents. The Collateral Agent will not be required to take any action that is contrary to applicable law or any provision of this Agreement or the Collateral Documents, nor will the Collateral Agent be required to give any bond or security in respect of carrying out its responsibilities and obligations under this Agreement or the Collateral Documents unless it has, prior thereto, received such indemnity from the Obligors and/or the Secured Parties in accordance with Section 5.12. The Collateral Agent shall have no duty to monitor compliance by the Issuer or the other Obligors with its duties and obligations under this Agreement or the Collateral Documents, except to the extent expressly provided herein or therein.

5.2	Limitation of Liability

Computershare Trust Company of Canada has entered into this Agreement and any document delivered in connection herewith solely in its capacity as Collateral Agent of the Issuer and not in its personal capacity. Whenever any reference is made in this Agreement or in any document delivered in connection herewith, to an act to be performed by the Collateral Agent, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Collateral Agent for and on behalf of the for or behalf of the Issuer. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively, “obligations”) on the part of the Collateral Agent herein or therein are made and intended not as personal obligations of or by Computershare Trust Company of Canada or for the purpose or with the intention of binding Computershare Trust Company of Canada in its personal capacity, but are made and intended for the purpose of binding only the Collateral Agent in its capacity as Collateral Agent and property and assets of, the Issuer. No property or assets of Computershare Trust Company of Canada, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Collateral Agent’s obligations thereunder. No recourse may be had or taken, directly or indirectly, against Computershare Trust Company of Canada in its personal capacity, or any incorporator, shareholder, officer, director, employee or agent of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada or of any predecessor or successor of Computershare Trust Company of Canada, with regard to the Collateral Agent’s obligations.

5.3	Appointment of Agents and Advisors.

The Collateral Agent may, at the sole expense of the Issuer, execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, legal counsel, accountants, appraisers or other experts or advisors selected by it in good faith as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them. The Collateral Agent may pay remuneration for all services performed for it in the discharge of its duties hereunder without taxation for costs or fees of any counsel, solicitor or attorney. The Collateral Agent may act and rely and shall be protected in acting in good faith on the opinion or advice of or information obtained from any agent, counsel, accountant, engineer, appraiser or other expert or advisor, whether retained or employed by the Collateral Agent or any other Party, in relation to any matter arising in the performance of its duties under this Agreement.

5.4	Co-Collateral Agents.

(a)

At any time or times, for the purposes of meeting the legal requirements of any jurisdiction in which any of the Collateral may at the time be located, the Issuer and the Collateral Agent shall have power to appoint and, upon written request of the Collateral Agent, the Obligors shall for such purpose join with the Collateral Agent in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint one or more Persons approved by the Collateral Agent to act as co-trustee, jointly with the Collateral Agent, of all or any part of the Collateral, with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 5.4; provided that any person appointed as a co-trustee hereunder must meet the requirements of Section 6.2. If the Obligors do not join in such appointment within 15 days after the receipt by them of a request to do so, or in case it has received a Notice of Actionable Default, the Collateral Agent alone shall have power to make such appointment.

(b)

Should any written instrument from the Issuer be required by any co-trustee so appointed to more fully confirm to such co-trustee such property, title, right or power, any and all such instruments shall, on request, be executed, acknowledged and delivered by the Issuer or other applicable Obligor.

(c)	Every co-trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms:

(i)

All rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Collateral Agent hereunder, shall be exercised solely by the Collateral Agent.

(ii)

The rights, powers, duties and obligations hereby conferred or imposed upon the Collateral Agent in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Collateral Agent or by the Collateral Agent and such co-trustee jointly, as shall be provided in the instrument appointing such co-trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Collateral Agent shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee.

(iii)

The Collateral Agent at any time, by an instrument in writing executed by it, with the concurrence of the Issuer evidenced by an Officers’ Certificate, may accept the resignation of or remove any co-trustee appointed under this Section 5.4, and, in case it has received a Notice of Actionable Default, the Collateral Agent shall have power to accept the resignation of, or remove, any such co-trustee without the concurrence of the Issuer. Upon the written request of the Collateral Agent, the Issuer shall join with the Collateral Agent in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee so resigned or removed may be appointed in the manner provided in this Section 5.4.

(iv)	No co-trustee hereunder shall be personally liable by reason of any act or omission of the Collateral Agent, or any such other trustee hereunder.

(v)	Any notice, direction or instruction delivered to the Collateral Agent shall be deemed to have been delivered to each such co-trustee.

5.5	Other Agreements.

The Collateral Agent has accepted and is bound by the Collateral Documents executed by the Collateral Agent as of the date of this Agreement and, to the extent required pursuant to the terms of any Secured Debt Document (in accordance with the provisions of Section 8.2), the Collateral Agent may execute additional Collateral Documents delivered to it after the date of this Agreement, provided, however, that such additional Collateral Documents do not adversely affect the rights, privileges, benefits and immunities of the Collateral Agent. The Collateral Agent will not otherwise be bound by, or be held obligated by, the provisions of any credit agreement, indenture or other agreement governing Secured Obligations (other than any such credit agreement, indenture or other agreement governing Secured Obligations to which it is a party, and this Agreement and the Collateral Documents).

5.6	Limitation of Liability.

The Collateral Agent will not be responsible or liable for any action taken or omitted to be taken by it hereunder or under any Collateral Documents except for its own gross negligence, bad faith or wilful misconduct as determined by a final and non-appealable judgment of a court of competent jurisdiction.

5.7	Documents in Satisfactory Form.

The Collateral Agent will be entitled to require that all agreements, certificates, opinions, instruments and other documents at any time submitted to it, including those expressly provided for in this Agreement, be delivered to it in a form and with substantive provisions reasonably satisfactory to it.

5.8	Entitled to Rely.

The Collateral Agent shall be entitled to conclusively rely upon, and shall be fully protected in relying upon, any writing, certificate, notice, statement, order or other document (including any facsimile) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons and need not investigate any fact or matter stated in any such document. The Collateral Agent may seek and rely upon, and shall be fully protected in relying upon, any judicial order or judgment, upon any advice, opinion or statement of legal counsel, independent consultants and other experts selected by it in good faith and upon any certification, instruction, notice or other writing delivered to it by the Issuer or any other Obligor in compliance with the provisions of this Agreement or delivered to it by any Secured Debt Representative as to the Secured Parties for whom it acts, without being required to determine the authenticity thereof or the correctness of any fact stated therein or the propriety or validity of service thereof. The Collateral Agent may act in reliance upon any instrument comporting with the provisions of this Agreement or any signature reasonably believed by it to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof or the Collateral Documents has been duly authorized to do so. To the extent a certificate, Officers’ Certificate or Opinion of Counsel is required or permitted under this Agreement to be delivered to the Collateral Agent in respect of any matter, the Collateral Agent may rely conclusively on such certificate, Officers’ Certificate or Opinion of Counsel as to such matter and such certificate, Officers’ Certificate or

Opinion of Counsel shall be full warranty and protection to the Collateral Agent for any action taken, suffered or omitted by it under the provisions of this Agreement and the Collateral Documents.

5.9	Actionable Default.

The Collateral Agent will not be required to inquire as to the occurrence or absence of any Actionable Default and will not be affected by or required to act upon any notice or knowledge as to the occurrence of any Actionable Default unless and until it receives a Notice of Actionable Default and instructions pursuant to an Act of Instructing Secured Parties.

5.10	Actions by Collateral Agent.

As to any matter not expressly provided for by this Agreement or the Collateral Documents, the Collateral Agent will act or refrain from acting as directed by the Requisite Secured Parties or, in the case of any Enforcement Proceeding, an Act of Instructing Secured Parties, and will be fully protected if it does so, and any action taken, suffered or omitted pursuant to hereto or thereto shall be binding on the Secured Parties. Notwithstanding the foregoing, the Collateral Agent shall have the power, but need not be obliged, to institute and to maintain such suits and proceedings (other than Enforcement Proceedings) as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of this Agreement or the Collateral Documents, and such suits and proceedings as the Collateral Agent may deem expedient to preserve or protect its interest and the interests of the Secured Parties in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair Liens or be prejudicial to the interests of the Secured Parties).

5.11	Instructions to Collateral Agent.

(a)

At any time it is necessary to determine the Exposures of the Secured Parties hereunder in order to effect any approval or instructions by the Requisite Secured Parties or pursuant to an Act of Instructing Secured Parties, as applicable, the Collateral Agent shall request each Secured Debt Representative to provide to the Collateral Agent a written calculation of the total Exposure of the Series of Secured Debt represented by such Secured Debt Representative, and each such calculation to be certified true and correct by the Secured Debt Representative providing same. Such calculation of Exposures shall be in such detail as may be reasonably requested by the Collateral Agent. Each Secured Debt Representative shall provide such calculation of Exposures within two (2) Business Days following the request of the Collateral Agent. Any such calculation provided by a particular Secured Debt Representative shall, absent manifest error, constitute prima facie evidence of the total Exposures of the Series of Secured Debt represented by such Secured Debt Representative at such time and the Collateral Agent shall be entitled to conclusively rely on such calculation. Within two (2) Business Days following the receipt of all such calculations of Exposures from the Secured Debt Representatives, the Collateral Agent shall notify the Secured Debt Representatives of the total Exposures of each Series of Secured Debt.

(b)

Following receipt of the notification from the Collateral Agent of the calculation of the total Exposures of each Series of Secured Debt and the relevant matter under this Agreement or the Security Documents requiring approval or instructions from the Requisite Secured Parties or pursuant to an Act of Instructing Secured Parties, as applicable, each Secured Debt Representative representing a Series of Secured Debt entitled to approve or instruct with respect to such matter in accordance with the terms of this Agreement shall as soon as practicable and in any event no later than within five (5) Business Days following the receipt of such notification, seek a vote or consent solicitation with respect to such approval or instructions in accordance with the required procedures and timelines set out under its applicable Secured Debt Documents. Following the completion of such vote or consent solicitation, each such Secured Debt Representative shall notify the Collateral Agent of the results of such vote or consent solicitation, such results to be certified true and correct by the Secured Debt Representative providing same and the Collateral Agent shall be entitled to conclusively rely on such certified results and act in accordance therewith.

(c)

Prior to the receipt by the Collateral Agent of a Notice of Actionable Default, with respect to any matter requiring the approval of the Secured Parties hereunder (other than those matters specified in Section 9.1(a)(iii)), the Collateral Agent shall, following the determination of Exposures in accordance with Section 5.11(a), act in accordance with the approval or instructions of the Requisite Secured Parties.

(d)

With respect to any amendment, supplement or other matter specified in Section 9.1(a)(iii), the Collateral Agent shall request written confirmation from each of the Secured Debt Representatives who represent each affected Series of Secured Debt that the requisite percentage or number of affected holders of each such affected Series of Secured Debt has approved the relevant amendment, supplement or other matter in accordance with the required voting thresholds for such amendment, supplement or other matter under the applicable Secured Debt Documents and the Collateral Agent shall be entitled to conclusively rely on such written confirmation from such Secured Debt Representatives and act in accordance therewith.

(e)

Any Obligor or the Secured Party may request at any time that the Collateral Agent seek approval or instructions with respect to any matter requiring the approval or instructions of the Secured Parties under this Agreement, in accordance with the provisions of this Section 5.11.

(f)

Following receipt of a Notice of Actionable Default, in determining how to conduct an Enforcement Proceeding, the Collateral Agent shall, following the determination of Exposures in accordance with Section 5.11(a), request from the Secured Debt Representatives and take instruction pursuant to an Act of Instructing Secured Parties, and shall conduct the Enforcement Proceeding in accordance therewith. In providing such instructions to the Collateral Agent, the Secured Debt Representatives shall act in good faith and may not act to frustrate any Enforcement Proceeding. If at any time following receipt of a Notice of Actionable Default, the Collateral Agent shall not have received clear instructions pursuant to an Act of Instructing Secured Parties within 14 days following a written request by the Collateral Agent for an Act of Instructing Secured Parties, the Collateral Agent shall use its reasonable commercial efforts to obtain instructions pursuant to an Act of Instructing Secured Parties by requesting a meeting of Secured Parties or meeting of Secured Parties for a particular Series of Secured Debt, as applicable, and the Secured Parties shall act in good faith in the conduct of such meeting and may not act to frustrate such meeting. Unless and until the Collateral Agent receives such clear instructions pursuant to an Act of Instructing Secured Parties, no Enforcement Proceeding shall be commenced.

5.12	Security or Indemnity in Favour of the Collateral Agent.

The Collateral Agent (a) will not be required to advance or expend any funds, post any guarantee, bond or security, or otherwise incur any financial liability in the performance of its duties or the exercise of its powers or rights hereunder unless it has been provided with security and indemnity in form and substance satisfactory to the Collateral Agent in its sole discretion against any and all liability or expense which may be incurred by it by reason of taking or continuing to take such action and (b) shall be under no obligation to exercise any of its rights or powers under this Agreement at the request or direction of any instructing Party unless such instructing Party has provided to the Collateral Agent indemnity and/or security in form and substance satisfactory to the Collateral Agent in its sole discretion against any loss liability, cost or expense in relation to such exercise. The Collateral Agent has the power and authority to grant indemnification to a depository bank pursuant to any deposit account control agreement if and as necessary, and each of the Secured Debt Representatives, on behalf of itself and the other Secured Parties under the Series of Secured Debt represented by it, hereby acknowledges that the Collateral Agent, in order to so indemnify the depository bank, shall have recourse against any part of the Collateral granted to it by each Obligor.

5.13	Rights of the Collateral Agent.

In the event of any conflict between any terms and provisions set forth in this Agreement and those set forth in any Secured Debt Document or any Collateral Document, the terms and provisions of this Agreement shall supersede and control the terms and provisions of such Secured Debt Document or Collateral Document. In the event that (a) the Collateral Agent is in doubt as to what action it is required or permitted to take or to refrain from taking hereunder or (b) there is any bona fide, good faith disagreement between the other parties to this Agreement, the Secured Debt Documents or any of the Collateral Documents resulting in adverse claims being made or threatened in connection with Collateral held by the Collateral Agent or the terms of this Agreement or any of the Collateral Documents do not unambiguously mandate the action the Collateral Agent is to take or not to take in connection therewith under the circumstances then existing, the Collateral Agent will be entitled to refrain from taking any action (and will incur no liability for doing so) until (i) it is directed otherwise in writing by a request signed jointly by the Parties entitled to give such direction, (ii) it receives an Opinion of Counsel confirming that it is permitted to take or refrain from taking a particular action or (iii) it is ordered to take or refrain from taking such action by order of a court of competent jurisdiction. The Collateral Agent is irrevocably authorized to take such actions as it reasonably deems necessary to seek such written direction, Opinion of Counsel or court order.

5.14	Limitations on Duty of Collateral Agent in Respect of Collateral.

(a)

Beyond the exercise of reasonable care in the custody of Collateral in its possession, the Collateral Agent will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent will not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Lien in the Collateral. The Collateral Agent will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to the care afforded to collateral of similar substance and value located within the same approximate geographic market by collateral agents of similar size as the Collateral Agent, and the Collateral Agent will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith.

(b)

The Collateral Agent will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence, bad faith or wilful misconduct on the part of the Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of any Obligor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent hereby disclaims any representation or warranty to the present and future holders of the Secured Obligations concerning the perfection of the Liens granted hereunder or in the value of any of the Collateral.

5.15	Assumption of Rights, Not Assumption of Duties.

Notwithstanding anything to the contrary contained herein:

(a)

each of the parties thereto will remain liable under each of the Collateral Documents (other than this Agreement) to the extent set forth therein to perform all of their respective duties and obligations thereunder to the same extent as if this Agreement had not be executed;

(b)

the exercise by the Collateral Agent of any of its rights, remedies or powers hereunder will not release such parties from any of their respective duties or obligations under the Collateral Documents; and

(c)	the Collateral Agent will not be obligated to perform any of the obligations or duties of any of the parties thereunder other than the Collateral Agent.

5.16	No Liability for Clean Up of Hazardous Materials.

In the event that the Collateral Agent is required to realize upon an asset for any reason, or take any action of any kind in regard thereto, in order to carry out any obligation for the benefit of another, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to be considered an “owner or operator” under any environmental laws or otherwise cause the Collateral Agent to incur, or be exposed to, any environmental liability or any liability under any other federal, provincial or local law, the Collateral Agent reserves the right, instead of taking such action, either to resign as Collateral Agent or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Agent will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, provincial or local law, rule or regulation by reason of the Collateral Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment.

ARTICLE 6

RESIGNATION AND REMOVAL OF THE COLLATERAL AGENT

6.1	Resignation or Removal of Collateral Agent.

Subject to the appointment of a successor Collateral Agent as provided in Section 6.2 and the acceptance of such appointment by the successor Collateral Agent:

(a)

the Collateral Agent may resign at any time by giving not less than 60 days’ notice of resignation to each Secured Debt Representative and the Issuer, provided that such notice period may be waived by each Secured Debt Representative and the Issuer; and

(b)	the Collateral Agent may be removed at any time, with or without cause, by instruction of the Requisite Secured Parties.

6.2	Appointment of Successor Collateral Agent.

Upon any such resignation or removal, a successor Collateral Agent may be appointed by instruction of the Requisite Secured Parties. If no successor Collateral Agent has been so appointed and accepted such appointment within 30 days after the predecessor Collateral Agent gave notice of resignation or was removed, the retiring Collateral Agent may (at the expense of the Issuer), at its option, appoint a successor Collateral Agent, or petition a court of competent jurisdiction for appointment of a successor Collateral Agent, which must be a chartered bank or trust company:

(a)	authorized to exercise corporate trust powers;

(b)	having regulatory capital of at least $100,000,000; and

(c)	authorized to carry on business in each jurisdiction where the Collateral is located.

The Collateral Agent will fulfill its obligations hereunder until a successor Collateral Agent meeting the requirements of this Section 6.2 has accepted its appointment as Collateral Agent and the provisions of Section 6.3 have been satisfied.

6.3	Succession.

When the Person so appointed as successor Collateral Agent accepts such appointment:

(a)

such Person will succeed to and become vested with all the rights, powers, privileges and duties of the predecessor Collateral Agent, and the predecessor Collateral Agent will be discharged from its duties and obligations hereunder; and

(b)

the predecessor Collateral Agent will (at the expense of the Issuer) promptly transfer all Liens and collateral security within its possession or control to the possession or control of the successor Collateral Agent and will execute instruments and assignments as may be necessary or desirable or reasonably requested by the successor Collateral Agent to transfer to the successor Collateral Agent all Liens, interests, rights, powers and remedies of the predecessor Collateral Agent in respect of the Collateral Documents.

Thereafter the predecessor Collateral Agent will remain entitled to enforce the immunities granted to it in Article 5 and the provisions of Sections 9.9 and 9.10 with respect to any action or inaction by it or other event or circumstance which occurred prior to its resignation and transfer of its duties under this Agreement.

6.4	Merger, Conversion or Consolidation of Collateral Agent.

Any Person into which the Collateral Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Collateral Agent shall be a party, or any Person succeeding to the corporate trust business of the Collateral Agent (by acquisition or otherwise) shall be the successor of the Collateral Agent pursuant to Section 6.3, provided that (a) without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto, except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding, such Person satisfies the eligibility requirements specified in clauses (a) through (c) of Section 6.2 and (b) prior to any such merger, conversion or consolidation, the Collateral Agent shall have notified the Issuer and each Secured Debt Representative thereof in writing.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of the Obligors.

Each Obligor hereby represents and warrants for the benefit of each Secured Debt Representative, the Collateral Agent and each Secured Party on the date hereof, as follows:

(a)	each of the Issuer and the other Obligors has been duly formed, validly exists, and has all requisite organizational power and authority to conduct its business as intended and own its assets;

(b)

each of the Issuer and the other Obligors has taken all necessary organizational action to authorize the execution, delivery and performance of this Agreement and the Collateral Documents to which it is a party;

(c)

each of the Issuer and the other Obligors has duly authorized, executed and delivered this Agreement and the Collateral Documents to which it is a party, and the execution and delivery of this Agreement and such Collateral Documents by it will not violate any applicable law binding upon it or conflict in any material respect with any agreement to which it is a party; and

(d)

this Agreement constitutes valid and legally binding obligations of each of the Issuer and the other Obligors, enforceable against each of them in accordance with the terms hereof, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to general principles of equity, including the principle that specific performance is an equitable remedy, available only in the discretion of the court.

7.2	Survival of Representations and Warranties.

All of the representations and warranties set forth in Section 7.1 shall survive the execution and delivery of this Agreement.

7.3	Concerning the Secured Debt Representatives and Collateral Agent.

(a)

Each of the Secured Debt Representatives represents and warrants to the Collateral Agent and the Obligors that it is duly authorized to enter into this Agreement and to undertake the obligations expressed herein to be undertaken by it in its own capacity and in its capacity as a representative on behalf of the Secured Parties represented by it.

(b)

The Collateral Agent represents and warrants to the Secured Debt Representatives and the Obligors that it is duly authorized to enter into this Agreement and to undertake the obligations expressed herein to be undertaken by it.

ARTICLE 8

AFFIRMATIVE COVENANTS OF OBLIGORS

8.1	Additional Obligors.

The Issuer and PNCC will cause each of their subsidiaries that is required by any Secured Debt Document to become a Guarantor and/or to enter into the Collateral Documents and become a party to this Agreement, to execute and deliver to the Collateral Agent:

(a)

a Collateral Trust Accession in the form of Exhibit A hereto, whereupon such subsidiary will become an Obligor hereunder and be bound by the terms hereof to the same extent as if it had executed and delivered this Agreement as of the date hereof;

(b)

contemporaneously with the execution of the Collateral Trust Accession all such guarantees, security documents, opinions and other instruments (or accessions thereto) including those required to be delivered pursuant to the terms of any Secured Debt Document and the Collateral Documents, and do all such things and give all such assurances as, in the reasonable opinion of the Collateral Agent or its counsel, are necessary for validly granting to the Collateral Agent the Liens granted pursuant to the Collateral Documents upon the Collateral, whether now owned or hereafter acquired by such Obligor and to register or facilitate the registration in all applicable jurisdictions of appropriate forms of security documents against all property of such Person subject to, or intended to form party of the Collateral in order to confer upon the Collateral Agent such Liens with such priority as are intended to be granted hereby and by the Collateral Documents;

(c)

if required pursuant to the terms of the Collateral Documents to which such Obligor is a party, certificates representing all of the issued and outstanding Capital Stock forming part of the Collateral together with transfer powers of attorney duly executed in blank for each certificate; and

(d)	an Officers’ Certificate confirming that the Obligors have complied with all requirements of the Secured Debt Documents relating to such additional Obligor.

8.2	Additional Collateral.

Where any provision of the Secured Debt Documents or the Collateral Documents requires that additional property or assets be added to the Collateral, the Issuer and each other Obligor, as applicable, shall execute and deliver to the Collateral Agent:

(a)

all such guarantees, security documents, opinions and other instruments including those required to be delivered pursuant to the terms of the Collateral Documents, and all such other things and assurances as, in the reasonable opinion of the Collateral Agent or its counsel, are necessary or desirable for validly granting to the Collateral Agent the Liens granted pursuant to the Collateral Documents upon such additional Collateral, and register or facilitate the registration in all applicable jurisdictions of appropriate forms of security documents against all property of such Person subject to, or intended to form party of the Collateral in order to confer upon the Collateral Agent such Liens with such priority as are intended to be granted hereby and by the Collateral Documents; and

(b)	an Officers’ Certificate confirming that the Obligors have complied with all requirements of the Secured Debt Documents and the Collateral Documents relating to such additional Collateral.

8.3	Information Regarding Collateral.

(a)

The Issuer will furnish to the Collateral Agent, with respect to the Issuer or any other Obligor, promptly (and in any event within 30 days of such change) written notice of any change in such Person’s (i) legal name, (ii) jurisdiction of organization or formation, (iii) jurisdictions of operations, including its principal place of business, chief executive office and registered office (if not already covered by Liens prior to the date thereof) or (iv) organizational or business identification number. The Issuer and the other Obligors agree not to effect or permit any change referred to in the preceding sentence unless all required filings have been made in all registry offices in all registration divisions where such registration, filing or recording is necessary or desirable in order for the Collateral to be made subject to the Lien of the Collateral Agent under the Collateral Documents in the manner and to the extent required by this Agreement, any of the Collateral Documents or the Secured Debt Documents and shall take all necessary action so that such Lien is perfected with the same priority as immediately prior to such change to the extent required by the Collateral Documents. The Issuer also agrees to notify the Collateral Agent promptly if any material portion of the Collateral is damaged, destroyed or condemned.

(b)

Each year, within 120 days after the end of the preceding fiscal year, the Issuer shall deliver to the Collateral Agent an Officers’ Certificate setting forth the information required pursuant to the schedules required by the Collateral Documents or confirming that there has been no change in such information since the date of the prior annual financial statements. The Issuer’s fiscal year end as of the date of this Agreement is August 31. The Issuer shall notify the Collateral Agent of any change to a fiscal year end within 30 days of such change.

8.4	Registrations.

Each Obligor covenants with the Collateral Agent that to the extent possible prior to, and otherwise immediately after, the execution of any Collateral Document, such Obligor shall register, file or record, or cause to be registered, filed or recorded, the Collateral Documents in all registry offices in all registration divisions where such registration, filing or recording is necessary or desirable to perfect the Liens granted thereby. The Obligors shall deliver to the Collateral Agent certificates establishing each such registration, filing or recording, and shall do, observe and perform all matters and things including renewals of such registrations, filings or recordings necessary or expedient to be done, observed and performed for the purpose of granting, perfecting and maintaining the Liens created by the Collateral Documents, as valid and effective Liens with the priority intended to be created and maintained by the Collateral Documents.

8.5	Maintenance of Collateral.

The Issuer and the other Obligors shall maintain the Collateral that is material to the conduct of their respective businesses in good, safe, and insurable operating order, condition, and repair (ordinary wear and tear and damage excepted) and do all other acts as may be reasonably necessary or appropriate to maintain and preserve the Collateral consistent with normal business operations.

8.6	Insurance.

(a)

Nothing herein shall be deemed to hold the Collateral Agent responsible for failure by the Issuer or any other Obligor to maintain insurance coverage or for any loss arising out of any want, defect or insufficiency in any insurance policy, or because of failure of any insurer to pay the full amount of any loss or damage insured against. The Collateral Agent shall be entitled to request and rely absolutely upon an Officers’ Certificate stating that the Issuer and the other Obligors maintain adequate insurance coverage with respect to the Collateral. No duty with respect to effecting or maintaining insurance coverage shall rest with the Collateral Agent and the Collateral Agent shall not be responsible for any loss by reason of want, defect or insufficiency of insurance or by reason of the failure of any insurer in which the insurance is carried to pay the full amount of any loss against which they have insured.

(b)

The Issuer covenants with the Collateral Agent that so long as any Secured Obligations remain outstanding the Issuer will or will cause others to insure and keep insured the Collateral against all loss or damage by fire and other insurable hazards which such assets are commonly insured against and in such amounts as a prudent owner of similar property would effect in the circumstances; provided that the insurance policies may contain such exclusions from the risks insured against as are in accordance with the customary practice of insurers who are members of the Canadian Underwriters Association. The Issuer will, or will cause others to, duly pay all premiums and other sums of money payable for maintaining such insurance, and will, if required, give to the Collateral Agent evidence of such insurance and the payment of such premiums.

(c)

Such insurance will be effected and maintained in such amounts as will reasonably protect the Issuer against such loss or damage and in any event to the same extent as may from time to time be usual and prudent for companies carrying on a similar business or operating or owning similar properties.

(d)

The Collateral Agent shall be entitled to rely absolutely upon certificates of the Issuer that the amount of insurance carried from time to time is in compliance with the foregoing provisions. No duty with respect to effecting or maintaining insurance, or notifying the holders of bonds or others of the failure of the Issuer to insure, shall rest upon the Collateral Agent and the Collateral Agent shall not be responsible for any loss by reason of the failure of any insurer in which the insurance is carried to pay the full amount of any loss against which they may have insured the Issuer.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1	Amendment.

(a)

The Obligors and the Collateral Agent, acting on instructions of the Requisite Secured Parties may, at any time and from time to time, enter into written amendments or agreements supplemental hereto or to any Collateral Document for the purpose of adding to or waiving any provision of this Agreement or such Collateral Document, granting any consent required under any Collateral Document or changing or amending any of the terms thereof; provided that:

(i)	without the consent of any Secured Party, the Obligors and the Collateral Agent, as applicable, may amend or supplement this Agreement or any Collateral Document in order to:

(A)	cure any ambiguity, omission, defect or inconsistency;

(B)

provide for the assumption of the obligations of the Issuer or any Obligor under this Agreement and/or the Collateral Documents (to the extent such assumption is permitted under the Secured Debt Documents);

(C)	add or release Obligors from their obligations under this Agreement and the Collateral Documents in accordance with the applicable provisions of this Agreement;

(D)	add additional assets as Collateral to secure the Secured Obligations or release Liens in favor of the Collateral Agent in accordance with the terms of this Agreement;

(E)	add to the covenants of the Obligors for the benefit of the Secured Parties or surrender any right or power conferred upon the Obligors hereunder;

(F)

make any change that, based on an Opinion of Counsel (which for the purpose of this clause (F) only may not be an employee of the Issuer or any Obligor), does not adversely affect the rights of any Secured Party in any material respect;

(G)	provide for the appointment of a successor Collateral Agent in accordance with the terms of this Agreement; or

(H)	to provide for additional or replacement Secured Obligations (and add Secured Parties with respect thereto) that are permitted to be added hereunder following the execution and delivery of a Collateral Trust Accession in respect thereof.

(ii)

The Secured Parties shall be deemed to have consented for purposes of this Agreement and the Collateral Documents to any of the following amendments, waivers and other modifications to this Agreement and the Collateral Documents:

(A)	to add or replace Secured Obligations and Secured Parties in accordance with Section 3.8, including the entering of a Collateral Trust Accession in respect thereof;

(B)	to add additional Obligors in accordance with Section 8.1, including the entering of a Collateral Trust Accession in respect thereof; and

(C)

to establish the relative priority and subordination (as applicable) of any of the Liens granted in favour of the Collateral Agent pursuant to the Collateral Documents, in each case in accordance with this Agreement.

(iii)	no amendment, supplement or waiver that:

(A)

in the case of an amendment, supplement or waiver to this Agreement, reduces, impairs, prejudices or adversely affects the interests, rights or remedies of any Secured Party under this Agreement (including, without limitation, the right of any Secured Party to vote its outstanding Secured Obligations in its sole discretion as to any matter subject to an Act of Instructing Secured Parties or instructions of the Requisite Secured Parties under this Agreement), provided that, for greater certainty, any amendment, supplement or waiver in respect of any Collateral Document shall, subject to the other provisions of this Agreement, only require the consent of the Requisite Secured Parties;

(B)

amends the provisions of this clause (iii) or the definitions of “Act of Instructing Secured Parties”, “Actionable Default”, “Initial Standstill Period”, “Requisite Secured Parties” or “Secondary Standstill Period” in a manner adverse to a Series of Secured Debt;

(C)	amends the priorities set out in Section 2.2; or

(D)

adversely affects any Secured Party’s rights to share in the order of application described in Section 3.4 in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described in Section 4.1.

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected in accordance with the required voting thresholds for such amendment or supplement under the applicable Secured Debt Document; and

(iv)

no amendment or supplement that imposes any obligation upon the Collateral Agent or any Secured Debt Representative or adversely affects the rights of the Collateral Agent or any Secured Debt Representative, respectively, in its capacity as such will become effective without the consent of the Collateral Agent or such Secured Debt Representative, respectively.

(b)

The Collateral Agent will not enter into any amendment or supplement referred to in clause (a) above unless it has received (i) an Officers’ Certificate to the effect that such amendment or supplement will not result in a breach of any provision or covenant contained in any of the Secured Debt Documents and (ii) an Opinion of Counsel that such amendment or supplement is authorized or permitted hereunder.

(c)

Notwithstanding the foregoing, any amendment, supplement or other agreement with the purpose of releasing Collateral will only become effective with the consent of the Persons, if any, required to effect a release of such Collateral in accordance with the requirements set forth in Section 4.1, which shall be the operative provision hereunder for all releases of Collateral.

9.2	Provision of Information: Meetings.

(a)

The Secured Parties may (as they deem necessary or appropriate in their sole discretion but without any obligation to do so) freely discuss with each other, and freely disclose to each other, any information pertaining to the business and affairs of the Obligors, the Collateral, the Secured Obligations and whether or not any Obligor is in compliance with or in default or in breach of any of the Secured Debt Documents and the Collateral Documents. The Obligors irrevocably consent to the discussions and disclosures between and among the Secured Parties as contemplated by this Section 9.2(a).

(b)

Any Secured Debt Representative may, at any time following the occurrence and during the continuation of an Actionable Default, request that a meeting of Secured Parties be convened, at times and locations specified in the notice, and upon such request having been given in accordance herewith, such meeting shall be convened as provided herein. A request for a meeting shall be made in a written notice given by any Secured Debt Representative to the other Secured Debt Representatives and the Collateral Agent in accordance herewith. Each such notice shall state the date of such meeting (which shall be not less than 10 nor more than 30 days after the date of such notice, unless otherwise agreed by each Secured Debt Representative and the Collateral Agent) and a general outline of the issues to be discussed at such meeting. Any Secured Party shall have the right to appoint any Person (including another Secured Party) to act as its representative at any such meeting of Secured Parties. No Secured Party shall be obligated to attend any such meetings, and no votes shall be taken at such meeting unless consented to by each Secured Debt Representative.

(c)

Promptly following (i) any Discharge of ABL Obligations, the ABL Agent will provide written notice of such discharge to the Collateral Agent, (ii) any Discharge of Priority Indebtedness Obligations each Priority Indebtedness Representative with respect to each applicable Series of Priority Indebtedness that is so discharged will provide written notice of such discharge to the Collateral Agent and (iii) any Discharge of Second Lien Obligations each Second Lien Debt Representative with respect to each applicable Series of Second Lien Debt that is so discharged will provide written notice of such discharge to the Collateral Agent.

(d)

The Collateral Agent shall promptly and simultaneously distribute to each Secured Debt Representative and the Obligors any written notice it receives in its role as Collateral Agent, including any Notice of Actionable Default and any other written notice received through the operation of the Collateral Documents.

(e)	Except as otherwise provided herein, the Collateral Agent may, but shall not have any obligation nor duty to, participate in any meeting or consultation held pursuant to this Section 9.2.

(f)

Each Obligor shall promptly notify the Collateral Agent and each Secured Debt Representative of any confidentiality obligations it undertakes, after the date hereof, which would preclude or limit in any way disclosure of information among the Secured Parties.

(g)

The Collateral Agent shall have the right to disclose any information disclosed or released to it if in the opinion of the Collateral Agent, or its legal counsel, it is required to disclose under any applicable laws, court order or administrative directions. The Collateral Agent shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

9.3	Further Assurances.

(a)

Each of the Issuer and the other Obligors will do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Secured Obligations, duly created and enforceable and perfected Liens upon the Collateral, including after-acquired Collateral and any property or assets that become Collateral pursuant to the definition thereof after the date hereof, subject only to such exceptions as may be contemplated by the Secured Debt Documents.

(b)

Subject to the obligations of each of the Issuer and the other Obligors pursuant to Section 9.3(a), upon the reasonable request of the Collateral Agent or any Secured Debt Representative at any time and from time to time, the Issuer and each of the other Obligors will promptly execute, acknowledge and deliver such Collateral Documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Agent may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents.

(c)

Upon the request of the Collateral Agent, the Issuer and the other Obligors will permit the Collateral Agent or any of its agents or representatives, at reasonable times and intervals upon reasonable prior notice, to visit its offices and sites and inspect any of the Collateral and to discuss matters relating to the Collateral with their respective officers and independent chartered accountants. The Issuer and the other Obligors shall, at any reasonable time and from time to time upon reasonable prior notice, permit the Collateral Agent or any of its agents or representatives to examine and make copies of and abstracts from the records and books of account of the Issuer and other Obligors and their subsidiaries; provided that by virtue of this Section 9.3(c), the Issuer and the other Obligors shall not be deemed to have waived any right to confidential treatment of the information obtained, subject to the provisions of applicable law or court order.

9.4	Perfection of ABL Liens and Second Liens.

Solely for purposes of perfecting the Lien of the Collateral Agent in its capacity as agent of the ABL Secured Parties and the Second Lien Secured Parties in any Collateral consisting of any instruments, goods, negotiable documents, tangible chattel paper or certificated securities in the possession of the Collateral Agent forming part of the Notes Collateral, the Priority Indebtedness Representatives hereby acknowledge for and on behalf of the Priority Indebtedness Secured Parties that the Collateral Agent also holds such instruments, goods, negotiable documents, tangible chattel paper and certificated securities as bailee for the benefit of the Collateral Agent for the benefit of the ABL Secured Parties and the Second Lien Secured Parties, as applicable. Solely for purposes of perfecting the Lien of the Collateral Agent in its capacity as agent of the Priority Indebtedness Secured Parties and the Second Lien Secured Parties in any Collateral consisting of any instruments, goods, negotiable documents, tangible chattel paper or certificated securities in the possession of the Collateral Agent forming part of the ABL Collateral, the ABL Agent hereby acknowledges for and on behalf of the ABL Secured Parties that the Collateral Agent also holds such instruments, goods, negotiable documents, tangible chattel paper and certificated securities as bailee for the benefit of the Collateral Agent for the benefit of the Priority Indebtedness Secured Parties and the Second Lien Secured Parties, as applicable.

9.5	Successors and Assigns.

(a)

Except as provided in Article 5 and Article 6, the Collateral Agent may not, in its capacity as such, delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Collateral Agent hereunder will inure to the sole and exclusive benefit of, and be enforceable by, each Secured Debt Representative and each present and future holder of Secured Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

(b)

Neither the Issuer nor any other Obligor may delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Issuer and the other Obligors hereunder will enure to the sole and exclusive benefit of, and be enforceable by, the Collateral Agent, each Secured Debt Representative and each present and future holder of Secured Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

9.6	Delay and Waiver.

No failure to exercise, no course of dealing with respect to the exercise of, and no delay in exercising, any right, power or remedy arising under this Agreement or any of the Collateral Documents will impair any such right, power or remedy or operate as a waiver thereof. No single or partial exercise of any such right, power or remedy will preclude any other or future exercise thereof or the exercise of any other right, power or remedy. The remedies herein and in the Collateral Documents are cumulative and are not exclusive of any remedies provided by law.

9.7	Notices.

Any communications, including notices and instructions, between the parties hereto or notices provided herein to be given shall be in writing and shall be given to the following addresses:

If to the Collateral Agent:

Computershare Trust Company of Canada

11th floor, 100 University Ave.,

Toronto, Ontario M5J 2Y1

Attention:    Manager, Corporate Trust

Fax:             416.981.9777

Email:         corporatetrust.toronto@computershare.com

If to the Issuer or any other Obligor:

c/o Postmedia Network Inc.

365 Bloor Street East

Toronto, Ontario M4W 3L4

Attention:    Chief Financial Officer

Fax:             416.442.2135

Email:         dlamb@postmedia.com

and if to any Secured Debt Representative, in accordance with the notice particulars specified on the signature page to this Agreement (or any Collateral Trust Accession) or such other notice particulars as it may specify by written notice to the parties named above.

Each notice hereunder will be in writing and may be personally served or sent by courier service or by facsimile or e-mail and will be deemed to have been given when delivered in Person or by courier service and signed for against receipt thereof or upon confirmation of receipt of such facsimile or e-mail (including pursuant to a facsimile confirmation printout and by any “read receipt” in respect of any e-mail). Each Party may change its notice particulars hereunder by giving written notice thereof to the other Parties as set forth in this Section 9.7.

9.8	Entire Agreement.

This Agreement states the complete agreement of the parties relating to the undertaking of the Collateral Agent set forth herein and supersedes all oral negotiations and prior writings in respect of such undertaking and no implied duties or obligations shall be read into the Agreement against the Collateral Agent.

9.9	Compensation; Expenses.

The Obligors jointly and severally agree to pay, promptly upon demand:

(a)

all reasonable and documented costs and expenses, and after the occurrence of any Actionable Default, all costs and expenses, of the Secured Debt Representatives incurred in connection with the performance by such Secured Debt Representative of such Secured Debt Representatives’ duties under this Agreement;

(b)	such compensation to the Collateral Agent and its agents, co-agents and subagents as the Issuer and the Collateral Agent may agree in writing from time to time;

(c)

all reasonable and documented costs and expenses incurred in the preparation, execution, delivery, filing, recordation, administration or enforcement of this Agreement or any Collateral Document or any consent, amendment, waiver or other modification relating thereto;

(d)

all reasonable and documented fees, expenses and disbursements of legal counsel (on a solicitor and his own client full indemnity basis) and any auditors, accountants, consultants or appraisers or other professional advisors, experts and agents engaged by the Collateral Agent incurred in connection with the negotiation, preparation, closing, administration, performance or enforcement of this Agreement and the Collateral Documents or any consent, amendment, waiver or other modification relating thereto and any other document or matter requested by the Issuer and the transactions contemplated hereby and thereby or the exercise of rights or performance of obligations by the Collateral Agent hereunder or thereunder;

(e)

all reasonable and documented costs and expenses of creating, perfecting, releasing or enforcing the Collateral Agent’s security interests in the Collateral, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, and title insurance premiums;

(f)

all other reasonable and documented costs and expenses incurred by the Collateral Agent in connection with the negotiation, preparation and execution of this Agreement and the Collateral Documents and any consents, amendments, waivers or other modifications thereto; and

(g)

after the occurrence of any Actionable Default, all costs and expenses incurred by the Collateral Agent in connection with the preservation, collection, foreclosure or enforcement of the Collateral subject to the Collateral Documents or any interest, right, power or remedy of the Collateral Agent or in connection with any Enforcement Proceeding, including all documented fees and disbursements of legal counsel (on a solicitor and his own client full indemnity basis), accountants, auditors, consultants, appraisers and other professionals engaged by the Collateral Agent or the Secured Debt Representatives.

None of the provisions contained in this Agreement or any supplement shall require the Collateral Agent to expend or risk its own funds or otherwise incur financial liability in performing its duties or in the exercise of any of its rights or powers.

The agreements in this Section 9.9 will survive repayment of all other Secured Obligations, the termination of this Agreement and the removal or resignation of the Collateral Agent.

9.10	Indemnity.

(a)

In addition to and without limiting any other protection of the Collateral Agent hereunder or otherwise by law, the Obligors jointly and severally agree to defend, indemnify, pay and hold harmless the Collateral Agent and each and all of its directors, officers, partners, trustees, employees, attorneys and agents, and (in each case) their respective successors and assigns (each of the foregoing, an “Indemnitee”) from and against any and all Indemnified Liabilities howsoever arising from or out of any act, omission or error of the Collateral Agent in connection with its acting as Collateral Agent hereunder; provided, no Indemnitee will be entitled to indemnification hereunder with respect to any Indemnified Liability to the extent such Indemnified Liability is found by a final and non-appealable decision of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

(b)	All amounts due under this Section 9.10 will be payable upon demand.

(c)

To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in Section 9.10(a) may be unenforceable in whole or in part because they are violative of any law or public policy, each of the Obligors will contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

(d)

No Obligor or Secured Party will assert any claim against any Indemnitee, on any theory of liability, for any lost profits or special, indirect or consequential damages or (to the fullest extent a claim for punitive damages may lawfully be waived) any punitive damages arising out of, in connection with, or as a result of, this Agreement or any other Secured Debt Document or any agreement or instrument or transaction contemplated hereby or relating in any respect to any Indemnified Liability, and each of the Obligors and the Secured Debt Representatives for and on behalf of the Secured Parties hereby forever waives, releases and agrees not to sue upon any claim for any such lost profits or special, indirect, consequential or (to the fullest extent lawful) punitive damages, whether or not accrued and whether or not known or suspected to exist in its favour.

(e)

The agreements in this Section 9.10 will survive repayment of all other Secured Obligations, the termination of this Agreement and the removal or resignation of the Collateral Agent or the Secured Debt Representatives.

(f)

Notwithstanding anything herein to the contrary, any indemnity contained in this Agreement shall apply regardless of the negligence (whether such negligence is sole, joint, concurrent, active or passive) other than gross negligence of any of the Collateral Agent, and regardless of any pre-existing condition or defect or any form of strict liability.

9.11	Severability.

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

9.12	Headings.

Section headings herein have been inserted for convenience of reference only, are not to be considered a part of this Agreement and will in no way modify or restrict any of the terms or provisions hereof.

9.13	Obligations Secured.

All obligations of the Obligors set forth in or arising under this Agreement (including those set out in Section 9.9 and Section 9.10) will be Secured Obligations and are secured by all Liens granted by the Collateral Documents.

9.14	Governing Law.

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.15	Consent to Jurisdiction.

In relation to any legal action or proceedings arising out of or in connection with this Agreement or any of the Collateral Documents, the Issuer and each other Obligor irrevocably submits to the exclusive jurisdiction of the federal and provincial courts in the City of Toronto, Canada and the Issuer and each other Obligor hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such court or that such court is an inconvenient forum, provided that the Obligors agree that the Collateral Agent retains the right to bring proceedings against any Obligor in the courts of any other jurisdiction that the Collateral Agent deems necessary to enforce its rights under this Agreement and the Collateral Documents.

9.16	Waiver of Jury Trial.

Each of the Obligors, the Collateral Agent and the Secured Debt Representatives hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Collateral Documents or the transactions contemplated hereby or thereby.

9.17	Effectiveness.

This Agreement will become effective upon the execution of a counterpart hereof by each of the Parties and receipt by each Party of written notification of such execution and written or telephonic authorization of delivery thereof.

9.18	Insolvency.

This Agreement will be applicable both before and after the commencement of any Insolvency Proceeding by or against any Obligor. The relative rights, as provided for in this Agreement, will continue after the commencement of any such Insolvency Proceeding on the same basis as prior to the date of the commencement of any such case, as provided in this Agreement.

9.19	Continuing Nature.

(a)

This Agreement, including the subordination provisions hereof, will be reinstated if at any time any payment or distribution in respect of any of the Secured Obligations is rescinded or must otherwise be returned in an Insolvency Proceeding or otherwise by any of the Secured Parties or any representative of any such Party (whether by demand, settlement, litigation or otherwise).

(b)

In the event that all or any part of a payment or distribution made with respect to the Priority Indebtedness Obligations is recovered from the Priority Indebtedness Secured Parties in an Insolvency Proceeding or otherwise (and whether by demand, settlement, litigation or otherwise), any payment or distribution received by (i) (A) any of the ABL Secured Parties with respect to the ABL Obligations, or (B) any of the Second Lien Secured Parties with respect to the Second Lien Obligations, from the proceeds of any Notes Collateral, or (ii) any of the Second Lien Secured Parties with respect to the Second Lien Obligations from the proceeds of any ABL Collateral, at any time after the date of the payment or distribution that is so recovered, whether pursuant to a right of subrogation or otherwise, (and with respect to clause (ii) above, after Discharge of the ABL

Obligations) will be deemed to have been received by the ABL Secured Parties or Second Lien Secured Parties, as applicable, in trust as property for the Priority Indebtedness Secured Parties and the ABL Secured Parties or Second Lien Secured Parties, as applicable, will forthwith deliver such payment or distribution to the Collateral Agent, for the benefit of the Priority Indebtedness Secured Parties, for application to the Priority Indebtedness Obligations until such Priority Indebtedness Obligations have been paid in full in cash and all commitments in respect of Priority Indebtedness Obligations have been terminated.

(c)

In the event that all or any part of a payment or distribution made with respect to the ABL Obligations is recovered from any of the ABL Secured Parties in an Insolvency Proceeding or otherwise (and whether by demand, settlement, litigation or otherwise), any payment or distribution received by (i) (A) any of the Priority Indebtedness Secured Parties with respect to the Priority Indebtedness Obligations, or (B) any of the Second Lien Secured Parties with respect to the Second Lien Obligations, from the proceeds of any ABL Collateral, at any time after the date of the payment or distribution that is so recovered, whether pursuant to a right of subrogation or otherwise, will be deemed to have been received by the Priority Indebtedness Secured Parties or Second Lien Secured Parties, as applicable, in trust as property for the ABL Secured Parties and the Priority Indebtedness Secured Parties or Second Lien Secured Parties, as applicable, will forthwith deliver such payment or distribution to the Collateral Agent, for the benefit of the ABL Secured Parties, for application to the ABL Obligations until such ABL Obligations have been paid in full in cash and all commitments in respect of ABL Obligations have been terminated.

(d)

In the event that all or any part of a payment or distribution made with respect to the Second Lien Obligations is recovered from any of the Second Lien Secured Parties in an Insolvency Proceeding or otherwise (and whether by demand, settlement, litigation or otherwise), any payment or distribution received by any of the ABL Secured Parties with respect to the ABL Obligations from the proceeds of any Notes Collateral at any time after the date of the payment or distribution that is so recovered, whether pursuant to a right of subrogation or otherwise, and after the Discharge of Priority Indebtedness Obligations will be deemed to have been received by the ABL Secured Parties, as applicable, in trust as property for the Second Lien Secured Parties and the ABL Secured Parties will forthwith deliver such payment or distribution to the Collateral Agent, for the benefit of the Second Lien Secured Parties, for application to the Second Lien Obligations until such Second Lien Obligations have been paid in full in cash and all commitments in respect of Second Lien Obligations have been terminated

9.20	Rights and Immunities of Secured Debt Representatives.

Each Secured Debt Representative will be entitled to all of the rights, protections, immunities and indemnities set forth in the applicable Secured Debt Documents with respect to which such Person will act as representative hereunder, in each case with respect to all actions taken or not taken hereunder. In no event will any Secured Debt Representative be liable for any act or omission on the part of the Obligors or the Collateral Agent hereunder.

9.21	Counterparts; Electronic Transmission.

This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each of which when so executed and delivered will be deemed an original, but all such counterparts together will constitute but one and the same instrument.

9.22	Privacy Consent

The parties acknowledge that the Collateral Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (i) to provide the services required under this Agreement and other services that may be requested from time to time; (ii) to help the Collateral Agent manage its servicing relationships with such individuals; (iii) to meet the Collateral Agent’s legal and regulatory requirements; and (iv) if Social Insurance Numbers, Social Security Numbers or similar or analogous information is collected by the Collateral Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Collateral Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Collateral Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Collateral Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Collateral Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

9.23	Third Party

The Issuer hereby represents to the Collateral Agent that any account to be opened by, or interest to be held by, the Collateral Agent in connection with this Agreement, for or to the credit of the Issuer or the Secured Parties, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such third party hereto agrees to complete and execute forthwith a declaration in the Collateral Agent’s prescribed form as to the particulars of such third party.

9.24	Force Majeure

In no event shall the Collateral Agent be responsible or liable or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of directly or indirectly, forces beyond its control, including, without limitation, riots, epidemics, governmental action or judicial order, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities (including mechanical, electronic or communication interruptions, disruptions or failures), computer (software and hardware) services. The time required of the Collateral Agent to perform under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.24.

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IN WITNESS WHEREOF, the Parties have caused this Collateral Trust and Agency Agreement to be executed by their respective officers or representatives as of the day and year first above written.

POSTMEDIA NETWORK INC. as Issuer

Per:
Name:
Title:

Per:
Name:
Title:

POSTMEDIA NETWORK CANADA CORP. as an Initial Guarantor

Per:
Name:
Title:

Per:
Name:
Title:

1576626 ONTARIO INC. as an Initial Guarantor

Per:
Name:
Title:

Per:
Name:
Title:

Postmedia – Collateral Trust and Agency Agreement

7731558 CANADA INC. as an Initial Guarantor

Per:
Name:
Title:

Per:
Name:
Title:

Postmedia – Collateral Trust and Agency Agreement

COMPUTERSHARE TRUST COMPANY OF CANADA as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title:

Postmedia – Collateral Trust and Agency Agreement

COMPUTERSHARE TRUST COMPANY OF CANADA as Priority Indebtedness Representative in respect of the First Lien Notes

Per:
Name:
Title:

Per:
Name:
Title:

Notice Details:

Computershare Trust Company of Canada

11th floor, 100 University Ave.,

Toronto, Ontario M5J 2Y1

Attention:      Manager, Corporate Trust

Fax:               416.981.9777

Email:            corporatetrust.toronto@computershare.com

Postmedia – Collateral Trust and Agency Agreement

COMPUTERSHARE TRUST COMPANY OF CANADA as Second Lien Debt Representative in respect of the Second Lien Notes

Per:
Name:
Title:

Per:
Name:
Title:

Notice Details:

Computershare Trust Company of Canada

11th floor, 100 University Ave.,

Toronto, Ontario M5J 2Y1

Attention:      Manager, Corporate Trust

Fax:               416.981.9777

Email:            corporatetrust.toronto@computershare.com

Postmedia – Collateral Trust and Agency Agreement

EXHIBIT A

FORM OF COLLATERAL TRUST ACCESSION – ADDITIONAL OBLIGOR

Reference is made to the Collateral Trust and Agency Agreement dated as of September ●, 2016 (the “Collateral Trust and Agency Agreement”) among Postmedia Network Inc., as issuer, Postmedia Network Canada Corp and the other Initial Guarantors party thereto and Computershare Trust Company of Canada, as Collateral Agent, as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, for all purposes thereof on the terms set forth therein, and to be bound by the terms of said Collateral Trust Agreement as fully as if the undersigned had executed and delivered said Collateral Trust Agreement as of the date thereof.

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Collateral Trust Agreement. This Collateral Trust Accession is being executed and delivered pursuant to Section 8.1(a) of the Collateral Trust and Agency Agreement.

Joinder. The undersigned hereby agrees to become party as an Obligor under the Collateral Trust and Agency Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Collateral Trust Agreement as fully as if the undersigned had executed and delivered the Collateral Trust and Agency Agreement as of the date thereof.

The provisions of Article 9 of said Collateral Trust and Agency Agreement will apply with like effect to this Collateral Trust Accession.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Collateral Trust Accession as of ●, 20●.

[INSERT NEW OBLIGOR] as an Obligor

Per:
Name:
Title:

EXHIBIT B

FORM OF COLLATERAL TRUST ACCESSION – ADDITIONAL SECURED OBLIGATIONS

Reference is also made to the Collateral Trust and Agency Agreement dated as of September ●, 2016 (the “Collateral Trust and Agency Agreement”) among Postmedia Network Inc., as issuer, Postmedia Network Canada Corp and the other Initial Guarantors party thereto and Computershare Trust Company of Canada, as Collateral Agent, as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, for all purposes thereof on the terms set forth therein, and to be bound by the terms of said Collateral Trust Agreement as fully as if the undersigned had executed and delivered said Collateral Trust Agreement as of the date thereof.

Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Collateral Trust Agreement. This Collateral Trust Accession is being executed and delivered pursuant to Section 3.08(b) of the Collateral Trust and Agency Agreement as a condition precedent to the Indebtedness for which the undersigned is acting [as agent / as trustee / in its own capacity] being entitled to the benefits of constituting Secured Obligations under the Collateral Trust Agreement.

Joinder. The undersigned, _______________________ (the “New Representative”), as [capacity in which the New Representative is acting in respect of the New Secured Obligations] (the “New Secured Obligations”), hereby agrees to become party as [a/an] [ABL Agent][Priority Indebtedness Representative][Second Lien Debt Representative] under the Collateral Trust and Agency Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Collateral Trust and Agency Agreement as fully as if the undersigned had executed and delivered the Collateral Trust and Agency Agreement as of the date thereof.

Lien Sharing and Priority Confirmation. The undersigned New Representative, [ on its own behalf / on behalf of itself and each holder of Secured Obligations in respect of the New Secured Obligations for which the undersigned is acting as [a/an] [ABL Agent][Priority Indebtedness Representative][Second Lien Debt Representative]] hereby agrees, for the enforceable benefit of all holders of each existing and future Series of Secured Debt, each existing and future [ABL Agent][Priority Indebtedness Representative][Second Lien Debt Representative]], and each existing and future holder of Secured Obligations and as a condition to being treated as Secured Obligations under the Collateral Trust Agreement that:

(a)

all [ABL / Priority Indebtedness / Second Lien] Obligations will be and are secured equally and rateably by all [ABL Liens / Priority Liens / Second Liens] at any time granted by any Obligor to the Collateral Agent to secure any [ABL / Priority Indebtedness / Second Lien] Obligations, whether or not upon property otherwise constituting Collateral for such [ABL / Priority Indebtedness / Second Lien] Obligations, and that all such [ABL Liens / Priority Liens / Second Liens] will be enforceable by the Collateral Agent for the benefit of all holders of [ABL / Priority Indebtedness / Second Lien] Obligations equally and rateably;

(b)

the New Representative [and each holder of Obligations in respect of the New Secured Obligations for which the undersigned is acting as [ABL Agent / Priority Indebtedness Representative / Second Lien Debt Representative] are bound by the provisions of the Collateral Trust and Agency Agreement, including the provisions relating to the ranking of [ABL Liens / Priority Liens / Second Liens] and the order of application of proceeds from the enforcement of [ABL Liens / Priority Liens / Second Liens]; and

(c)

it consents to the terms of the Collateral Trust and Agency Agreement and the Collateral Agent’s performance under the Collateral Trust and Agency Agreement and directs the Collateral Agent to perform its duties and obligations under the Collateral Trust and Agency Agreement and the Collateral Documents.

The provisions of Article 9 of said Collateral Trust and Agency Agreement will apply with like effect to this Collateral Trust Accession.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Collateral Trust Accession as of ●, 20●.

[INSERT NEW REPRESENTATIVE] as the New Representative

Per:
Name:
Title:

Notice Details: Address: Attention: Fax: Email:

The Collateral Agent hereby acknowledges receipt of an executed copy of this Collateral Trust Accession and agrees to act as Collateral Agent for the New Representative and the holders of the Secured Obligations represented thereby:

COMPUTERSHARE TRUST COMPANY OF CANADA as Collateral Agent

Per:
Name:
Title: